                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-49152

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+This prospectus supplement relates to an effective registration statement + +under the Securities Act of 1933, but is not complete and may be changed. + +This prospectus supplement is not an offer to sell these securities and it is + +not soliciting an offer to buy these securities in any state where the offer +
+or sale is not permitted.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED DECEMBER 6, 2000
     PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 1, 2000

                                4,700,000 Shares

                        [LOGO OF SPINNAKER EXPLORATION]

                         Spinnaker Exploration Company

                                  Common Stock

                                   --------

  All of the shares of our common stock offered by this prospectus supplement will be sold by the selling stockholder identified on page S-33 of this prospectus supplement and page 13 of the accompanying prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder. Our common stock is listed on the New York Stock Exchange under the symbol "SKE." On December 6, 2000, the last reported sale price was $27.00 per share.

  The underwriters have an option to purchase a maximum of 688,743 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 2 of the accompanying prospectus.

                                                       Underwriting  Proceeds to
                                             Price to  Discounts and the Selling
                                              Public    Commissions  Stockholder
                                             --------- ------------- -----------
Per Share...................................   $           $            $
Total....................................... $            $           $

  Delivery of the shares of common stock will be made on or about December   ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

          Banc of America Securities LLC

                    Deutsche Banc Alex. Brown

                               ING Barings

                                                                 UBS Warburg LLC

          The date of this prospectus supplement is December   , 2000.

   [Map of the onshore U.S. gulf coast and U.S. Gulf of Mexico showing the location of our existing lease blocks, our discoveries and the coverage area of the 3-D seismic data to which we have licenses.]

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                      Page
                                      ----
Prospectus Supplement Summary.......   S-4
Cautionary Statement About Forward-
 Looking Statements.................  S-10
Price Range of Common Stock.........  S-11
Capitalization......................  S-12
Business and Properties.............  S-13
Management..........................  S-30
Security Ownership of the Selling
 Stockholder, Management and Certain
 Beneficial Holders.................  S-33

                                                                       Page
                                                                       ----
Underwriting.......................................................... S-35
Notice to Canadian Residents.......................................... S-37
Legal Matters......................................................... S-38
Experts............................................................... S-38
Glossary of Natural Gas and Oil Terms................................. S-39
Report of Independent Petroleum Engineers.............................  A-1

                                   Prospectus

                                Page
                                ----
About Spinnaker Exploration
 Company......................    2
Risk Factors..................    2
Forward-Looking Statements....   11
Use of Proceeds...............   12
Description of Capital Stock..   12

                                                                       Page
                                                                       ----
Selling Stockholder...................................................  13
Plan of Distribution..................................................  14
Validity of Securities................................................  16
Experts...............................................................  16
Where You Can Find More Information...................................  16

                               ----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters' over-allotment option. We have provided definitions for some of the natural gas and oil industry terms used in this prospectus supplement and the accompanying prospectus in the "Glossary of Natural Gas and Oil Terms" on page S-39 of this prospectus supplement.

                                About Spinnaker

   Spinnaker Exploration Company is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. Gulf of Mexico. We have license rights to approximately 8,900 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 5,750 blocks from our 3-D seismic data agreement with Petroleum Geo-Services ASA. This database covers an area of approximately 35 million acres, which we believe is one of the largest recent vintage 3-D seismic databases of any independent exploration and production company in the Gulf of Mexico. We consider recent vintage 3-D seismic data to be data generated since 1990. As of November 30, 2000, we had 207 leasehold interests located in Texas state and federal waters covering approximately 739,000 gross and 340,000 net acres. We believe our regional 3-D seismic approach allows us to create and maintain a large inventory of high-quality prospects and provides us the opportunity to enhance our exploration success and efficiently deploy our capital resources. We also believe our license rights to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

   Our Chief Executive Officer, Petroleum Geo-Services and Warburg, Pincus Ventures, L.P. formed Spinnaker in December 1996. Petroleum Geo-Services, a leader in acquiring 3-D seismic data, received most of its equity ownership in Spinnaker in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with Petroleum Geo-Services and through acquisitions from other seismic data vendors.

   Since our inception, we have participated in drilling 58 exploratory wells in the Gulf of Mexico, with 36 of these wells being completed as discoveries. As of June 30, 2000, Ryder Scott Company, L.P. estimated our net proved reserves at approximately 123.1 Bcfe, 89 percent of which was natural gas, representing an increase of approximately 129 percent over our estimated net proved reserves of 53.8 Bcfe at December 31, 1998. Our average daily production increased to approximately 128,000 Mcfe for the two-month period ended
November 30, 2000, from daily production of approximately 8,000 Mcfe at December 31, 1998. Within our current inventory of leasehold interests, we have identified approximately 90 exploratory prospects or leads. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. Our capital expenditure budget for 2000 includes approximately $153.0 million for exploration, development, leasehold acquisitions and other capital expenditures, of which we incurred $111.0 million through September 30, 2000. We expect to drill approximately 27 wells during 2001. Our capital expenditure budget for 2001 includes approximately $176.0 million for exploration, development, leasehold acquisitions and other capital expenditures.

                                  Our Strategy

   Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

   Focus on the Gulf of Mexico. We have assembled a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

   Maintain a large database of 3-D seismic data. We believe our large database of 3-D seismic data allows us to generate and maintain a large inventory of high-quality exploratory prospects. We believe the 3-D seismic data we have received from Petroleum Geo-Services will continue to serve as the foundation for our exploration program. We will continue to supplement that data with 3-D seismic data acquisitions from other seismic data vendors.

   Employ a rigorous prospect selection process. We use our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon-bearing zones.

   Emphasize technical expertise. Our 15 explorationists have an average of over 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools.

   As Spinnaker matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise has allowed us to act as the operator for an increasing number of these prospects, providing us with more control of costs, the timing and amount of capital expenditures, and the selection of technology.

   Sustain a balanced, diversified exploration effort. We believe that our exploration approach results in portfolio balance and diversity among:

  . shallow water, or water depths of less than 600 feet, and deep water prospects;

  . shallow drilling depth, or drilling depths of less than 12,000 feet, and deep drilling depth prospects; and

  . lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

   We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with a small number of wells, and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of the leasehold acquisition and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

   We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning Spinnaker to have a continuous exploration program, we can potentially take advantage of reduced competition for prospects and lower drilling and other oilfield service costs during periods of low natural gas and oil prices.

   Risks related to our strategy. Prospective investors should carefully consider the matters set forth in the accompanying prospectus under the caption "Risk Factors," as well as the other information set forth in this prospectus supplement and the accompanying prospectus, including that our future operating results are difficult to forecast because of our limited operating history, the 3-D seismic data and other technologies we use cannot eliminate exploration risk, our ability to find additional reserves could be materially impaired if Petroleum Geo-Services terminates our data agreement, our relatively small number of offshore properties increases our exposure to production problems, reserve estimate inaccuracies materially affect the quantities and net present value of our reserves, our Gulf of Mexico focus subjects us to higher reserve replacement needs, and the natural gas and oil business involves many operating and financial risks, especially in the deep waters of the Gulf of Mexico. One or more of these matters could negatively impact our ability to implement successfully our business strategy.

                      Significant Exploration Discoveries

   The following table summarizes the most significant of our 36 exploration discoveries since our inception. Please also read "Business and Properties-- Exploration and Development Activities--Significant Exploration and Development Areas" for a more detailed discussion of these discoveries.

                                    Spinnaker Approximate Date Production
                                     Working  Water Depth    Commenced/
    Discovery Block       Operator  Interest    (feet)        Expected
    ---------------       --------- --------- ----------- ----------------
High Island 202.........  Spinnaker      75%        50        May 2000
South Timbalier
 219/211................  Spinnaker  72 3/4%       150     February 2000
North Padre Island 883..  Spinnaker      35%        80     September 2000
Brazos A-19.............    Shell        15%       130    First half 2002
High Island A-18........  Spinnaker     100%        60      October 2000
Garden Banks 367
 (Dulcimer).............   Mariner   33 1/3%     1,100       April 1999
Mississippi Canyon 496
 (Zia)..................    Shell    12 1/2%     1,800    Second half 2002
South Timbalier 220.....   Samedan   33 1/3%       150      August 1998
West Cameron 39.........  Spinnaker      60%        30      January 1999
Vermilion 375...........  Spinnaker      70%       300      October 2000
West Cameron 522........  Newfield       46%       180       March 1998
High Island A-7.........  Spinnaker      53%        50     September 2000

                             Our Executive Offices

   Our executive offices are located at 1200 Smith Street, Suite 800, Houston, Texas 77002, and our telephone number is (713) 759-1770.

                                  The Offering

Common stock offered by the selling
 stockholder............................ 4,700,000 shares

Use of proceeds......................... Spinnaker will not receive any of the proceeds from the offering.

New York Stock Exchange symbol.......... SKE

                      Summary Consolidated Financial Data

                     (in thousands, except per share data)

   The following table sets forth some of our historical consolidated financial data. You should read the following data in conjunction with our consolidated financial statements incorporated by reference into the accompanying prospectus.

                                     Year Ended            Nine Months Ended
                                    December 31,             September 30,
                              ---------------------------  -------------------
                                1997      1998     1999      1999      2000
                              --------  --------  -------  --------  ---------
Statement of Operations
Data:                                                         (unaudited)
Revenues....................  $    201  $  3,298  $34,258  $ 19,883  $  62,767
                              --------  --------  -------  --------  ---------
Expenses:
 Lease operating expenses...        72       474    5,411     3,515      6,353
 Depreciation, depletion
  and amortization--natural
  gas and oil properties....        68     2,738   20,788    13,058     29,633
 Depreciation and
  amortization--other.......       349       437      213       152        223
 Write-down of natural gas
  and oil properties (1)....        --     2,642       --        --         --
 General and
  administrative............     1,965     3,809    4,860     3,398      4,953
 Stock appreciation rights
  expense (2)...............        --        --    1,651     1,651         --
                              --------  --------  -------  --------  ---------
   Total expenses...........     2,454    10,100   32,923    21,774     41,162
                              --------  --------  -------  --------  ---------
Income (loss) from
 operations.................    (2,253)   (6,802)   1,335    (1,891)    21,605
Other income (expense):
 Interest income............        91       221      528       134      1,329
 Interest expense...........        --      (516)  (3,771)   (3,460)      (631)
 Capitalized interest.......        --       237      966       966         17
                              --------  --------  -------  --------  ---------
Income (loss) before income
 taxes......................    (2,162)   (6,860)    (942)   (4,251)    22,320
 Income tax provision.......        --        --       --        --      5,766
                              --------  --------  -------  --------  ---------
Income (loss) before
 cumulative effect of change
 in accounting principle....    (2,162)   (6,860)    (942)   (4,251)    16,554
Cumulative effect of change
 in accounting principle
 (3)........................        --        --     (395)     (395)        --
                              --------  --------  -------  --------  ---------
Net income (loss)...........  $ (2,162) $ (6,860) $(1,337) $ (4,646) $  16,554
                              ========  ========  =======  ========  =========
Accrual of dividends on
 preferred stock............    (1,326)   (7,094)  (7,911)   (7,790)        --
                              --------  --------  -------  --------  ---------
Net income (loss) available
 to common stockholders.....  $ (3,488) $(13,954) $(9,248) $(12,436) $  16,554
                              ========  ========  =======  ========  =========
Basic income (loss) per
 common share (4)(5):
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.................  $  (0.88) $  (3.44) $ (1.06) $  (2.70) $    0.77
 Cumulative effect of
  change in accounting
  principle (3).............        --        --    (0.05)    (0.09)        --
                              --------  --------  -------  --------  ---------
 Net income (loss) per
  common share..............  $  (0.88) $  (3.44) $ (1.11) $  (2.79) $    0.77
                              ========  ========  =======  ========  =========
Diluted income (loss) per
 common share (4)(5):
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.................  $  (0.88) $  (3.44) $ (1.06) $  (2.70) $    0.73
 Cumulative effect of
  change in accounting
  principle (3).............        --        --    (0.05)    (0.09)        --
                              --------  --------  -------  --------  ---------
 Net income (loss) per
  common share..............  $  (0.88) $  (3.44) $ (1.11) $  (2.79) $    0.73
                              ========  ========  =======  ========  =========
Weighted average number of
 common shares outstanding--
 basic (4)(5)...............     3,960     4,059    8,355     4,461     21,458
                              ========  ========  =======  ========  =========
Weighted average number of
 common shares outstanding--
 diluted (4)(5).............     3,960     4,059    8,355     4,461     22,715
                              ========  ========  =======  ========  =========
Other Data:
Adjusted EBITDA (6).........  $ (1,836) $   (985) $23,987  $ 12,970  $  51,461
Net cash provided by (used
 in) operating activities...    (5,523)   (2,776)  14,905    15,449     50,828
Net cash used in investing
 activities.................   (15,236)  (68,503) (85,101)  (67,227)  (109,628)
Net cash provided by
 financing activities.......    18,863    70,738   88,507    53,000    140,616
Capital expenditures........    15,578    85,681   79,810    57,098    130,385


                                              At December 31,           At
                                         ------------------------- September 30,
                                          1997     1998     1999       2000
                                         ------- -------- -------- -------------
                                                                    (unaudited)
Balance Sheet Data:
Cash and cash equivalents............... $ 2,682 $  2,141 $ 20,452   $102,268
Current assets..........................   6,348    6,737   32,126    138,223
Total assets............................  22,358  102,769  189,553    390,663
Short-term debt.........................      --   19,000       --         --
Other current liabilities...............   2,096   18,378   12,451     50,515
Total equity (5)........................  18,879   56,913  177,102    336,301

--------
(1) At December 31, 1998, we recognized a non-cash write-down of natural gas and oil properties in the amount of approximately $2.6 million in connection with the ceiling limitation required by the full cost method of accounting for natural gas and oil properties. The write-down was primarily the result of the decline in natural gas prices experienced in 1998 and through April 9, 1999. As permitted by applicable Securities and Exchange Commission rules, in calculating the amount of the write-down, we used post year-end natural gas and oil price increases of $0.26 per MMBtu of natural gas and $4.52 per barrel of oil from December 31, 1998 to April 9, 1999. If we had used only December 31, 1998 natural gas and oil prices, we would have recognized a total non-cash write-down of natural gas and oil properties of approximately $13.0 million.

(2) The stock option agreements of two of our officers provided that they could elect to have Spinnaker deliver shares equal to the appreciation in the value of the stock over the option price in lieu of purchasing the amount of shares under option. Based on our estimate of the share value of Spinnaker, we recorded compensation expense of approximately $1.7 million in 1999 related to the stock appreciation rights of the stock option agreements. In July 1999, these two officers agreed to eliminate the stock appreciation rights feature of their stock option agreements.

(3) The cumulative effect of change in accounting principle represents our adoption of Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities."

(4) Spinnaker was originally formed as a limited liability company, and we issued common units and preferred units. In connection with our conversion to a corporation in January 1998, we exchanged common stock for all then outstanding common units and preferred stock for all then outstanding preferred units. We express all historical unit data in shares of common stock.

(5) In connection with our initial public offering, we issued 8,000,000 shares of common stock, converted all then outstanding shares of preferred stock into 6,061,840 shares of common stock and issued 1,200,248 shares of common stock to certain holders of the previously outstanding preferred stock in lieu of payment of accrued cash dividends. On August 16, 2000, we completed our public offering of 5,600,000 shares of common stock.

(6) As used in this prospectus supplement, Adjusted EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, write-down of natural gas and oil properties, and stock appreciation rights expense. Adjusted EBITDA is not a calculation based upon generally accepted accounting principles. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. Adjusted EBITDA measures presented in this prospectus supplement may not be comparable to other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, Spinnaker believes that investors should consider, among other things, the amount by which Adjusted EBITDA exceeds interest costs, how Adjusted EBITDA compares to principal repayments on debt and how Adjusted EBITDA compares to capital expenditures for each period.

                          Summary Reserve Information

   The table below presents our summary reserve information as of June 30, 2000. Estimates of proved reserves are based on the June 30, 2000 reserve report prepared by Ryder Scott Company, L.P., our independent petroleum engineering consultants. Appendix A to this prospectus supplement contains a letter prepared by Ryder Scott Company, L.P. summarizing the reserve report. For additional information relating to our natural gas and oil reserves, please read "Business and Properties--Natural Gas and Oil Reserves."

   The present value of future net cash flows attributable to our proved reserves using prices and costs in effect at June 30, 2000, discounted at 10 percent per annum, was determined by using prices of $4.55 per Mcf of natural gas and $32.72 per barrel of oil, which represents market prices in effect at June 30, 2000 of $4.37 per MMBtu of natural gas and $32.50 per barrel of oil, adjusted for transportation and grade differences.

                                                                     As of
                                                                 June 30, 2000
                                                                 -------------
Estimated proved reserves:
  Natural gas (MMcf)............................................    109,500
  Oil and condensate (MBbls)....................................      2,262
    Total (MMcfe)...............................................    123,070
Proved developed reserves as a percentage of proved reserves....         41%
Present value of future net cash flows (before income taxes)
 discounted at 10% (in thousands) (1)...........................   $376,716
Standardized measure of discounted future net cash flows (in
 thousands) (1).................................................   $303,393

--------
(1) Includes unrealized losses of $16.3 million for the effects of our hedging activities using natural gas and oil prices in effect at June 30, 2000.

                             Summary Operating Data

                                         Year Ended            Nine Months
                                        December 31,       Ended September 30,
                                    ---------------------  -------------------
                                     1997   1998   1999      1999      2000
                                    ------ ------ -------  --------- ---------
Production:
  Natural gas (MMcf)...............     70  1,675  11,962      7,447    18,008
  Oil and condensate (MBbls).......     --     12     180        124       149
    Total (MMcfe)..................     70  1,747  13,044      8,189    18,901
Average sales price per unit:
  Natural gas revenues from
   production (per Mcf)............ $ 2.87 $ 1.89 $  2.49  $    2.37 $    3.76
  Effects of hedging activities
   (per Mcf).......................     --     --    0.08         --     (0.44)
                                    ------ ------ -------  --------- ---------
    Average price (per Mcf)........ $ 2.87 $ 1.89 $  2.57  $    2.37 $    3.32

  Oil and condensate revenues from
   production (per Bbl)............ $18.51 $11.61 $ 20.33  $   18.24 $   28.44
  Effects of hedging activities
   (per Bbl).......................     --     --   (0.57)        --     (8.74)
                                    ------ ------ -------  --------- ---------
    Average price (per Bbl)........ $18.51 $11.61 $ 19.76  $   18.24 $   19.70

  Total revenues from production
   (per Mcfe)...................... $ 2.87 $ 1.89 $  2.57  $    2.43 $    3.81
  Effects of hedging activities
   (per Mcfe)......................     --     --    0.06         --     (0.49)
                                    ------ ------ -------  --------- ---------
    Total average price (per
     Mcfe)......................... $ 2.87 $ 1.89 $  2.63  $    2.43 $    3.32
Expenses (per Mcfe):
  Lease operating expenses (1)..... $ 1.03 $ 0.27 $  0.41  $    0.43 $    0.34
  Depreciation, depletion and
   amortization--natural gas and
   oil properties.................. $ 0.97 $ 1.57 $  1.59  $    1.59 $    1.57

--------
(1) Lease operating expenses per Mcfe for the nine months ended September 30, 2000 include approximately $0.04 per Mcfe associated with workovers on four wells. Lease operating expenses per Mcfe for the nine months ended September 30, 1999 and the year ended December 31, 1999 include approximately $0.13 per Mcfe associated with workovers on two wells and well control activities on another well.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus supplement and the accompanying prospectus, including information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements speak only as of the date made. These forward-looking statements may be identified by the use of the words "believe," "expect," "anticipate," "will," "contemplate," "would" and similar expressions that contemplate future events. These future events include the following matters:

  . financial position;

  . business strategy;

  . budgets;

  . amount, nature and timing of capital expenditures;

  . drilling of wells;

  . natural gas and oil reserves;

  . timing and amount of future production of natural gas and oil;

  . operating costs and other expenses;

  . cash flow and anticipated liquidity;

  . prospect development and property acquisitions; and

  . marketing of natural gas and oil.

   Numerous important factors, risks and uncertainties may affect our operating results, including:

  . the risks associated with exploration;

  . our ability to find, acquire, market, develop and produce new properties;

  . natural gas and oil price volatility;

  . uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

  . operating hazards attendant to the natural gas and oil business;

  . downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

  . potential mechanical failure or under-performance of significant wells;

  . climactic conditions;

  . availability and cost of material and equipment;

  . delays in anticipated start-up dates;

  . actions or inactions of third-party operators of our properties;

  . our ability to find and retain skilled personnel;

  . availability of capital;

  . the strength and financial resources of our competitors;

  . regulatory developments;

  . environmental risks; and

  . general economic conditions.

   Any of the factors listed above and other factors contained in this prospectus supplement and the accompanying prospectus could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations. You should pay particular attention to the risk factors and cautionary statements described in the accompanying prospectus under the caption "Risk Factors."

                          PRICE RANGE OF COMMON STOCK

   Our common stock began trading on the New York Stock Exchange on July 26, 2000 under the symbol "SKE." Prior to that date, our common stock traded on The Nasdaq National Market under the symbol "SPNX." The following table sets forth the range of high and low sales prices per share of common stock for each calendar quarter.

                                                                   Sales Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   1999:
   Third Quarter (from September 29, 1999)....................... $14.75 $13.00
   Fourth Quarter................................................ $16.75 $12.56
   2000:
   First Quarter................................................. $25.00 $13.25
   Second Quarter................................................ $30.50 $19.50
   Third Quarter ................................................ $42.25 $24.03
   Fourth Quarter (through December 5, 2000)..................... $41.19 $24.75

   On December 6, 2000, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $27.00 per share.

                                 CAPITALIZATION

   The following table presents our capitalization and other information as of September 30, 2000. You should read the table in conjunction with our consolidated financial statements incorporated by reference into the accompanying prospectus.

                                                                     At
                                                             September 30, 2000
                                                             ------------------
                                                               (in thousands)
Cash and cash equivalents..................................       $102,268
                                                                  ========
Short-term debt............................................       $     --

Stockholders' equity:
Preferred stock, $0.01 par value, 10,000,000 shares
 authorized; no shares issued and outstanding..............             --
Common stock, $0.01 par value, 50,000,000 shares
 authorized; 26,290,682 shares issued and 26,272,906 shares
 outstanding...............................................            263
Additional paid-in capital.................................        346,562
Accumulated deficit........................................        (10,480)
Less: Treasury stock, at cost, 17,776 shares...............            (44)
                                                                  --------
  Total stockholders' equity...............................        336,301
                                                                  --------
    Total capitalization...................................       $336,301
                                                                  ========

                            BUSINESS AND PROPERTIES

Overview

   Spinnaker Exploration Company is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. Gulf of Mexico. We currently have license rights to approximately 8,900 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 5,750 blocks from our 3-D seismic data agreement with Petroleum Geo-Services. This database covers an area of approximately 35 million acres, which we believe is one of the largest recent vintage 3-D seismic databases of any independent exploration and production company in the Gulf of Mexico. We consider recent vintage 3-D seismic data to be data generated since 1990. As of November 30, 2000, we had 207 leasehold interests located in Texas state and federal waters covering approximately 739,000 gross and 340,000 net acres. We believe our regional 3-D seismic approach allows us to create and maintain a large inventory of high-quality prospects and provides us the opportunity to enhance our exploration success and efficiently deploy our capital resources. We also believe our license rights to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

   Our Chief Executive Officer, Petroleum Geo-Services and Warburg, Pincus Ventures, L.P. formed Spinnaker in December 1996. Petroleum Geo-Services, a leader in acquiring 3-D seismic data, received most of its equity ownership in Spinnaker in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with Petroleum Geo-Services and through acquisitions from other seismic data vendors.

   Since our inception, we have participated in drilling 58 exploratory wells in the Gulf of Mexico, with 36 of these wells being completed as discoveries. As of June 30, 2000, Ryder Scott Company, L.P. estimated our net proved reserves at approximately 123.1 Bcfe, 89 percent of which was natural gas, representing an increase of approximately 129 percent over our estimated net proved reserves of 53.8 Bcfe at December 31, 1998. Our average daily production increased to approximately 128,000 Mcfe for the two-month period ended
November 30, 2000 from daily production of approximately 8,000 Mcfe at December 31, 1998. Within our current inventory of leasehold interests, we have identified approximately 90 exploratory prospects or leads. Based on 3-D seismic analysis on blocks where we currently have no leasehold interest, we also have identified over 100 additional leads that may result in additional prospects. Our capital expenditure budget for 2000 includes approximately $153.0 million for exploration, development, leasehold acquisitions and other capital expenditures, of which we incurred $111.0 million through September 30, 2000. We expect to drill approximately 27 wells during 2001. Our capital expenditure budget for 2001 includes approximately $176.0 million for exploration, development, leasehold acquisitions and other capital expenditures.

Our Strategy

   Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

  . Focus on the Gulf of Mexico

  . Maintain a large database of 3-D seismic data

  . Employ a rigorous prospect selection process

  . Emphasize technical expertise

  . Sustain a balanced, diversified exploration effort

   Focus on the Gulf of Mexico. We have assembled a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. The Gulf of Mexico has the following characteristics which make it attractive to exploration and production companies:

  . Prolific exploration and production history

  . Open access to acreage

  . Substantial existing oilfield service infrastructure

  . Attractive taxation and royalty rates

  . Relatively high-productivity wells

  . Geographic proximity to well-developed markets for natural gas and oil

  . Geologic diversity that offers a variety of exploration opportunities

   We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

   Maintain a large database of 3-D seismic data. We believe our large database of 3-D seismic data allows us to generate and maintain a large inventory of high-quality exploratory prospects. We believe the 3-D seismic data we have received from Petroleum Geo-Services will continue to serve as the foundation for our exploration program. We will continue to supplement that data with 3-D seismic data acquisitions from other seismic data vendors.

   Employ a rigorous prospect selection process. We use our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon-bearing zones.

   Emphasize technical expertise. Our 15 explorationists have an average of over 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools.

   As Spinnaker matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise has allowed us to act as the operator for an increasing number of these prospects, providing us with more control of costs, the timing and amount of capital expenditures, and the selection of technology.

   Sustain a balanced, diversified exploration effort. We believe that our exploration approach results in portfolio balance and diversity among:

  . shallow water, or water depths of less than 600 feet, and deep water prospects;

  . shallow drilling depth, or drilling depths of less than 12,000 feet, and deep drilling depth prospects; and

  . lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

   We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with a small number of wells, and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of the leasehold acquisition and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

   We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning Spinnaker to have a continuous exploration program, we can potentially take advantage of reduced competition for prospects and lower drilling and other oilfield service costs during periods of low natural gas and oil prices.

Petroleum Geo-Services Data Agreement

 Data Covered by the Agreement

   Subject to the exceptions discussed below, we are entitled to receive and use all of Petroleum Geo-Services' standard and enhanced multi-client 3-D seismic data covering the Gulf of Mexico including its bays, channels, tributaries, estuaries and transition zones that Petroleum Geo-Services acquires or processes for itself prior to March 31, 2002 or is in the process of acquiring or processing as of that date. However, Petroleum Geo-Services is not obligated under our agreement to acquire any further data of any kind. At this time, Petroleum Geo-Services is not involved in acquiring 3-D seismic data in the Gulf of Mexico. Even if Petroleum Geo-Services elects to resume 3-D seismic data acquisition in the Gulf of Mexico, it again could elect to cease 3-D seismic data acquisition as a result of a change of control of Petroleum Geo-Services or changes in Petroleum Geo-Services' competitive, financial or technological status. We are also entitled to enhanced data processed by third parties if Petroleum Geo-Services retains a material royalty or similar interest in that data.

   As part of its business activities, Petroleum Geo-Services acquires both proprietary and multi-client marine seismic data. When Petroleum Geo-Services acquires proprietary data, it does so on an exclusive contractual basis for its customers. In this case, Petroleum Geo-Services simply provides acquisition services. When Petroleum Geo-Services acquires multi-client data, however, it owns the data itself and transfers the possession and use of copies of this data to the industry at large. We are entitled to receive only multi-client data from Petroleum Geo-Services.

   Standard data is the basic 3-D, time-migrated seismic data, and dragged array and vertical cable data as now provided as the standard product to Petroleum Geo-Services' 3-D seismic survey customers. Enhanced data is data created through additional computer processing of Petroleum Geo-Services' standard data. Enhanced data includes processed data referred to as pre-stack depth migrated data, 3-D amplitude versus offset processing and refined pre-stack time migrated data. We have license rights to approximately 4,450 blocks of standard data and 1,300 blocks of enhanced data under our Petroleum Geo-Services agreement.

   Petroleum Geo-Services also acquires an advanced form of 3-D marine seismic data, sometimes referred to as multi-component data, that requires the simultaneous recording of information with instruments located on the ocean floor and instruments dragged behind a marine seismic vessel. We are entitled to select for our use up to 60 blocks of multi-component data that Petroleum Geo-Services acquires, if any, prior to March 31, 2002 or is in the process of acquiring as of that date. We must select multi-component data in groups of blocks which are all contiguous on at least one side and which include at least five blocks.

   Petroleum Geo-Services markets Gulf of Mexico seismic data through seismic data marketing vendors. We have entered into agreements with some of these marketing vendors which modify, to some extent, our rights under our agreement with Petroleum Geo-Services. Material modifications of our rights resulting from these agreements are noted below. If Petroleum Geo-Services enters into a marketing agreement with a new party, then Petroleum Geo-Services has agreed to use good faith efforts to obtain the consent of the new party to our rights under our agreement with Petroleum Geo-Services. If Petroleum Geo-Services does not obtain the consent of this new party, however, then we may not be entitled to the future data of Petroleum Geo-Services that is marketed by that party. A majority of the data we have received is subject to agreements with marketing vendors.

 Rights to Use the Data

   We may use the data received under our agreement as follows:

  . for our internal needs, including using the data in connection with the drilling of wells or the acquiring of interests in natural gas or oil properties;

  . make maps and other work products from the data;

  . make the data and work product available to our consultants and contractors for interpretation, analysis, evaluation, mapping and additional processing; provided, that the data and work product, other than maps, may not be removed from our premises and must be held in confidence by those individuals; and

  . show data and work products to prospective and existing investors and participants in farm-outs and exploration or development groups for the sole purpose of evaluating their participation in such ventures; provided, that the data and work product, other than maps, may not be removed from our premises and must be held in confidence by those individuals.

   Our agreement with Petroleum Geo-Services provides that our rights to use data are perpetual subject to the termination provisions discussed below. However, our related agreements with Petroleum Geo-Services' marketing vendors provide that our rights terminate automatically after 25 years. The data we receive under the Petroleum Geo-Services agreement remains the property of Petroleum Geo-Services subject to the rights granted to us in the agreement.

 Restrictions on Transfer and Assignment

   We have the limited right to transfer a copy of standard or enhanced data to a qualified transferee. A qualified transferee is a party with which we have entered into a joint venture or other contractual arrangement with respect to the property relating to the copied data. A qualified transferee must have substantial business interests other than this joint venture or contractual relationship, must not have been formed to acquire the copied data and must have executed a customary license agreement with Petroleum Geo-Services or one of its vendors. A transfer of a copy of standard data together with the related enhanced data covering one block counts as the transfer of 1.5 blocks. We may transfer copies only up to an aggregate of 568.6 blocks. We must transfer copies of data in groups of blocks that are contiguous on at least one side and which include at least 20 blocks.

   We may assign our rights under our agreement with Petroleum Geo-Services, directly or by merger, to a successor to all or substantially all of our business or assets or the business or assets of Spinnaker Exploration Company, L.L.C., our principal subsidiary, as long as the successor is not a Petroleum Geo-Services competitor. A Petroleum Geo-Services competitor is a company that provides 3-D marine seismic data in the Gulf of Mexico as a significant part of its business or an affiliate of such company. If the successor to our business or assets is not a Petroleum Geo-Services major customer, then that successor may in turn transfer the rights under our agreement with Petroleum Geo-Services to a successor of all of its business or assets as long as that successor is not a Petroleum Geo-Services competitor. A Petroleum Geo-Services major customer is a customer that has purchased from Petroleum Geo-Services products and services at least equal to 7.5 percent of Petroleum Geo-Services' prior 12 months gross receipts for all seismic data sales and related services in the Gulf of Mexico or an affiliate of that customer. No other transfers of rights under the agreement by us or our successors are permitted. In addition, one of our agreements with a Petroleum Geo-Services marketing vendor provides that we may not assign our rights to Petroleum Geo-Services data marketed by that vendor without the consent of that vendor.

 Termination Events

   Petroleum Geo-Services may terminate substantially all of our rights under the agreement by giving us notice after any of the following events:

  . we transfer data or our rights under the agreement in violation of the agreement;

  . a Petroleum Geo-Services competitor acquires control of us or our principal subsidiary;

  . a Petroleum Geo-Services major customer acquires control of us or our principal subsidiary after another Petroleum Geo-Services major customer has previously acquired control of us or our principal subsidiary;

  . we knowingly breach one of the provisions of the agreement relating to the use, transfer or disclosure of the data and the breach results in significant damages to Petroleum Geo-Services;

  . we unknowingly breach one of these provisions of the agreement, the breach results in significant damages to Petroleum Geo-Services and we fail to diligently prevent a subsequent breach after we receive notice of the breach;

  . we commit a material breach of one of the other provisions of the agreement and fail to remedy the breach within 90 days after notice to us; or

  . we commence a voluntary bankruptcy or similar proceeding or an involuntary bankruptcy or similar proceeding is commenced against us and remains undismissed for 30 days.

 Non-Compete

   Petroleum Geo-Services has agreed that it will not disclose to any person data covering the majority of the blocks in any survey in the Gulf of Mexico that is marketed by Petroleum Geo-Services as a single survey in exchange for interests in any natural gas or oil property or natural gas and oil company. This restriction terminates on March 31, 2002.

 Additional Services

   Under our data agreement with Petroleum Geo-Services, we have access to 3-D seismic data to March 31, 2003 through the proprietary high technology data archival and retrieval system of PGS Data Management Inc., a subsidiary of Petroleum Geo-Services.

   We have agreed to purchase $2.0 million of seismic-related services from Petroleum Geo-Services prior to December 31, 2002. We paid to Petroleum Geo-Services approximately $59,000 in 1997, $122,000 in 1998, $318,000 in 1999 and
$429,000 in the first nine months of 2000 for seismic-related services.

 Limitation of Liability

   The aggregate liability of Petroleum Geo-Services under the agreement for all claims made by us is limited to $45.0 million. Our liability for claims made against us by Petroleum Geo-Services under the agreement is not limited.

Use of Computer-Aided Exploration Technology

   Computer-aided exploration is the process of using a computer workstation and common database to accumulate and analyze seismic, production and other data regarding a geographic area. In general, computer-aided exploration involves accumulating various 2-D and 3-D seismic data with respect to a potential drilling location and correlating that data with historical well control and production data from similar properties. The available data is then analyzed using computer software and modeling techniques to project the likely geologic setting of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of actual data for the potential drilling location and historical data for the density and sonic characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected 3-D image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer software developed solely for this application.

   We have invested extensively in the advanced computer hardware and software necessary for 3-D seismic exploration. We currently have 18 workstations in-house to analyze seismic data. Our explorationists can access a diverse software tool kit including modeling, mapping, well path description, time slice analysis, pre- and post-stack seismic processing, synthetic generation, fluid replacement studies and seismic attribute analyses. Additionally, we have invested in direct-link telecommunications technology that provides us with disk-to-disk downloading of data volumes directly from Petroleum Geo-Services that allows very rapid loading on our in-house storage. This capability has benefited us when new data sets are made available only a short time prior to state and federal lease sales.

Exploration and Development Activities

 Significant Exploration and Development Areas

   The following table summarizes the most significant of our 36 exploration discoveries since our inception.

                                    Spinnaker Approximate Date Production
                                     Working  Water Depth    Commenced/
    Discovery Block       Operator  Interest    (feet)        Expected
    ---------------       --------- --------- ----------- ----------------
High Island 202.........  Spinnaker      75%        50        May 2000
South Timbalier
 219/211................  Spinnaker  72 3/4%       150     February 2000
North Padre Island 883..  Spinnaker      35%        80     September 2000
Brazos A-19.............    Shell        15%       130     First half 2002
High Island A-18........  Spinnaker     100%        60      October 2000
Garden Banks 367
 (Dulcimer).............   Mariner   33 1/3%     1,100       April 1999
Mississippi Canyon 496
 (Zia)..................    Shell    12 1/2%     1,800    Second half 2002
South Timbalier 220.....   Samedan   33 1/3%       150      August 1998
West Cameron 39.........  Spinnaker      60%        30      January 1999
Vermilion 375...........  Spinnaker      70%       300      October 2000
West Cameron 522........  Newfield       46%       180       March 1998
High Island A-7.........  Spinnaker      53%        50     September 2000

   High Island 202. High Island 202 is located approximately 35 miles off the Texas coast. The #1 exploratory well was drilled to a total measured depth of 13,500 feet in November 1999 and encountered 122 net feet of pay. The #2 exploratory well was drilled to a total measured depth of 15,700 feet in February 2000 and encountered 149 net feet of pay. The #4 exploratory well was drilled to a total measured depth of 8,200 feet in June 2000 and encountered 48 net feet of pay. The #3 exploratory well was drilled to a total measured depth of 14,700 feet in August 2000 and encountered 66 net feet of pay. The #A-4 exploratory well was drilled to a total measured depth of 13,700 feet in November 2000 and encountered 131 net feet of pay. We are currently drilling the #A-5 well on this block. A pipeline upgrade project was completed at our High Island 199 processing facility which significantly increased sales capacity from the High Island 202 project area.

   South Timbalier 219/211. South Timbalier 219 is located approximately 50 miles off the Louisiana coast. The discovery well was drilled to a total measured depth of 10,800 feet in August 1999 and encountered 76 net feet of pay. The South Timbalier 211 discovery well was drilled to a total measured depth of 10,300 feet in September 1999 and encountered 56 net feet of pay.

   North Padre Island 883. North Padre Island 883 is located approximately 45 miles off the Texas coast. The #1 exploratory well was drilled to a total measured depth of 11,600 feet in January 2000 and encountered 29 net feet of pay. The #2 exploratory well was drilled to a total measured depth of 13,000 feet in March 2000 and encountered 66 net feet of pay. The #3 exploratory well was drilled to a total measured depth of 13,900 feet in December 2000 and encountered productive intervals.

   Brazos A-19. Brazos A-19 is located approximately 32 miles off the Texas coast. The discovery well was drilled to a total measured depth of 18,800 feet in May 1998 and encountered 150 net feet of pay. The well commenced production in October 1999; however, the operator reported to us that during a shutdown of the well, it detected a pressure buildup in the production casing. The well has been plugged and abandoned and the operator plans to drill a replacement well in 2001.

   High Island A-18. High Island A-18 is located approximately 40 miles off the Texas coast. The discovery well was drilled to a total measured depth of 8,600 feet in July 2000 and encountered 39 net feet of pay.

   Garden Banks 367 (Dulcimer). Dulcimer is located approximately 159 miles off the Louisiana coast. The discovery well was drilled to a total measured depth of 11,400 feet in February 1998 and encountered 124 net feet of pay. In May 2000, Dulcimer began to produce lower gas rates in conjunction with the onset of reservoir-related water production. The well had been producing approximately 43 million cubic feet of gas per day after cumulative production of approximately 19 billion cubic feet of natural gas equivalent. We are currently sidetracking the well to an updip location in this fault block. An additional exploratory target has previously been defined on the block that, if drilled successfully, would benefit from the existing infrastructure.

   Mississippi Canyon 496 (Zia). Zia is located approximately 33 miles off the Louisiana coast. The discovery well was drilled to a total measured depth of 21,800 feet in November 1998 and encountered 217 net feet of pay. A second well is planned during the second half of 2001.

 Planned Exploration Prospects

   We expect to drill approximately 27 exploration prospects in 2001. We have analyzed 3-D seismic data covering each of these prospects. We continue to review and interpret data covering these prospects and believe that many of the prospects have the potential for additional drill sites. We operate several of these prospects. We typically have participated in prospects with industry partners to share the up-front costs associated with our exploration activities, to mitigate our exploration risk and to increase the number of prospects in which we can participate.

   Although we expect to drill these prospects, there can be no assurance that these wells will be drilled at all or within the expected time frame. Please read the "Risk Factors" section in the accompanying prospectus for a discussion of some factors that may affect the timing of drilling.

Natural Gas and Oil Reserves

   The following table presents our estimated net proved natural gas and oil reserves and the net present value of our reserves at June 30, 2000 based on a reserve report prepared by Ryder Scott Company, L.P. Appendix A to this prospectus supplement contains a letter prepared by Ryder Scott Company, L.P. summarizing the reserve report. The present value, discounted at 10 percent per annum, of estimated future net cash flows and the standardized measure of discounted future net cash flows shown in the table are not intended to represent the current market value of the estimated natural gas and oil reserves Spinnaker owns.

   The present value of future net cash flows and the standardized measure of discounted future net cash flows as of June 30, 2000 was determined by using prices of $4.55 per Mcf of natural gas and $32.72 per barrel of oil, which represents market prices in effect at June 30, 2000 of $4.37 per MMBtu of natural gas and $32.50 per barrel of oil, adjusted for transportation and grade differences.

                                                         Proved Reserves
                                                  ------------------------------
                                                  Developed Undeveloped  Total
                                                  --------- ----------- --------
   Natural gas (MMcf)...........................    48,113     61,387    109,500
   Oil and condensate (MBbls)...................       337      1,925      2,262
   Total proved reserves (MMcfe)................    50,131     72,939    123,070
   Present value of future net cash flows
    (before income taxes) discounted at 10% (in
    thousands) (1)..............................  $166,665   $210,051   $376,716
   Standardized measure of discounted future net
    cash flows (in thousands) (1)...............  $134,226   $169,167   $303,393

--------
(1) Includes unrealized losses of $16.3 million for the effects of our hedging activities using natural gas and oil prices in effect at June 30, 2000.

   The process of estimating natural gas and oil reserves is complex. It requires various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

   Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and net present value of reserves shown in this prospectus supplement. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At June 30, 2000, approximately 74 percent of our proved reserves were either undeveloped or non-producing. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   At June 30, 2000, approximately 59 percent of our proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make these expenditures. Although we estimate our reserves and the costs associated with developing them in accordance with industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and results may not be as estimated.

   You should not assume that the present value of future net cash flows referred to in this prospectus supplement is the current market value of our estimated natural gas and oil reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Volumes, Prices and Operating Expenses

   The following table presents information regarding the production volumes of, average sales prices received for and average production costs associated with our sales of natural gas and oil for the periods indicated:

                                                                  Nine Months
                                                Year Ended           Ended
                                               December 31,      September 30,
                                           --------------------  -------------
                                            1997   1998   1999    1999   2000
                                           ------ ------ ------  ------ ------
Production:
  Natural gas (MMcf)......................     70  1,675 11,962   7,447 18,008
  Oil and condensate (MBbls)..............     --     12    180     124    149
    Total (MMcfe).........................     70  1,747 13,044   8,189 18,901

Average sales price per unit:
  Natural gas revenues from production
   (per Mcf).............................. $ 2.87 $ 1.89 $ 2.49  $ 2.37 $ 3.76
  Effects of hedging activities (per
   Mcf)...................................     --     --   0.08      --  (0.44)
                                           ------ ------ ------  ------ ------
    Average price (per Mcf)............... $ 2.87 $ 1.89 $ 2.57  $ 2.37 $ 3.32

  Oil and condensate revenues from
   production (per Bbl)................... $18.51 $11.61 $20.33  $18.24 $28.44
  Effects of hedging activities (per
   Bbl)...................................     --     --  (0.57)     --  (8.74)
                                           ------ ------ ------  ------ ------
    Average price (per Bbl)............... $18.51 $11.61 $19.76  $18.24 $19.70

  Total revenues from production (per
   Mcfe).................................. $ 2.87 $ 1.89 $ 2.57  $ 2.43 $ 3.81
  Effects of hedging activities (per
   Mcfe)..................................     --     --   0.06      --  (0.49)
                                           ------ ------ ------  ------ ------
    Total average price (per Mcfe)........ $ 2.87 $ 1.89 $ 2.63  $ 2.43 $ 3.32

Expenses (per Mcfe):
  Lease operating expenses (1)............ $ 1.03 $ 0.27 $ 0.41  $ 0.43 $ 0.34
  Depreciation, depletion and
   amortization--natural gas and oil
   properties............................. $ 0.97 $ 1.57 $ 1.59  $ 1.59 $ 1.57

--------
(1) Lease operating expenses per Mcfe for the nine months ended September 30, 2000 include approximately $.04 per Mcfe associated with workovers on four wells. Lease operating expenses per Mcfe for the nine months ended September 30, 1999 and the year ended December 31, 1999 include approximately $0.13 per Mcfe associated with workovers on two wells and well control activities on another well.

Development, Exploration and Acquisition Capital Expenditures

   The following table presents information regarding our net costs incurred in the purchase of proved and unproved properties and in exploration and development activities:

                                                                       Nine
                                           Year Ended December 31, Months Ended
                                           -----------------------  September
                                            1997    1998    1999     30, 2000
                                           ------- ------- ------- ------------
                                                      (in thousands)
   Property acquisition costs:
     Unproved............................. $ 4,458 $15,791 $13,911   $ 17,422
     Proved...............................      --      --      --         --
   Exploration costs......................   7,116  46,620  45,152     63,754
   Development costs (1)..................   2,422  23,067  23,614     42,897
                                           ------- ------- -------   --------
       Total costs incurred............... $13,996 $85,478 $82,677   $124,073
                                           ======= ======= =======   ========

--------
(1) Includes costs of completions, platforms, facilities and pipelines associated with exploratory wells.

Drilling Activity

   The following table shows our drilling activity. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in such wells.

                                                                      Nine
                                      Year Ended December 31,     Months Ended
                                   ----------------------------- September 30,
                                     1997      1998      1999         2000
                                   --------- --------- --------- ---------------
                                   Gross Net Gross Net Gross Net  Gross   Net
                                   ----- --- ----- --- ----- --- ------- -------
   Exploratory Wells:
     Productive...................    4  1.5    9  2.9    8  4.6       9     6.0
     Nonproductive................   --   --    6  2.3    4  1.9      12     5.3
                                    ---  ---  ---  ---  ---  ---  ------ -------
       Total......................    4  1.5   15  5.2   12  6.5      21    11.3
                                    ===  ===  ===  ===  ===  ===  ====== =======
   Development Wells:
     Productive...................   --   --   --   --   --   --      --      --
     Nonproductive................   --   --   --   --   --   --      --      --
                                    ---  ---  ---  ---  ---  ---  ------ -------
       Total......................   --   --   --   --   --   --      --      --
                                    ===  ===  ===  ===  ===  ===  ====== =======

   Since September 30, 2000, we have drilled five gross (3.0 net) productive exploratory wells and one gross (0.3 net) nonproductive exploratory well. In 1999, we drilled an exploratory well that was preliminarily determined to be unsuccessful and was temporarily abandoned. Upon reprocessing of the seismic data, further analysis of the well and related sidetrack and examination of proved category reserves, we have determined that the development would be commercial, and the well has been reclassified as a discovery. We are currently drilling four gross (1.7 net) exploratory wells.

Productive Wells

   The following table sets forth the number of productive natural gas and oil wells in which we owned an interest as of September 30, 2000:

                                                                        Total
                                                                      Productive
                                                                        Wells
                                                                      ----------
                                                                      Gross Net
                                                                      ----- ----
   Natural gas.......................................................   29  14.9
   Oil...............................................................    1   0.1
                                                                       ---  ----
     Total...........................................................   30  15.0
                                                                       ===  ====

   Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

Acreage Data

   The following table presents information regarding our developed and undeveloped lease acreage at November 30, 2000. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units.

                                                Developed Undeveloped
                                                 Acreage    Acreage      Total
                                                --------- ------------ ---------
                                                Gross Net Gross  Net   Gross Net
                                                ----- --- ------ ----- ----- ---
                                                        (in thousands)
Federal Waters Offshore Louisiana..............   40   19    354   157  394  176
Federal Waters Offshore Texas..................   40   25    260   120  300  145
Texas State Waters.............................   10    4     35    15   45   19
                                                 ---  ---  ----- -----  ---  ---
  Total........................................   90   48    649   292  739  340
                                                 ===  ===  ===== =====  ===  ===

   Our lease agreements generally terminate if wells have not been drilled on the acreage within a period of five years from the date of the lease if located on the shelf in less than 200 meters of water or ten years if located in deeper waters of the Gulf of Mexico.

Marketing

   Most of our natural gas and oil production is sold under price sensitive or market price contracts. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. The price received by us for our natural gas and oil production fluctuates widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

  . the level of consumer product demand;

  . weather conditions;

  . domestic and foreign governmental regulations;

  . the price and availability of alternative fuels;

  . political conditions in natural gas and oil producing regions;

  . the domestic and foreign supply of natural gas and oil;

  . the price of foreign imports; and

  . overall economic conditions.

   Decreases in the prices of natural gas and oil could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we are not currently experiencing any significant involuntary curtailment of our natural gas or oil production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural gas or oil production. For the years ended December 31, 1997 and 1998, sales to Cokinos Energy Corporation were 100 percent of our natural gas and oil revenues, respectively. For the year ended December 31, 1999, sales to Columbia Energy Services were 68 percent and sales to Cokinos Energy Corporation were 32 percent of our natural gas and oil revenues.

   Two customers currently purchase all of our natural gas production at current market prices. The terms of our arrangements require our customers to pay us within 60 days after we deliver our production. As a result, if our customers were to default on their payment obligations to us, our near-term earnings and cash flows would be adversely affected. However, due to the availability of other markets and pipeline connections, we do not believe that the loss of these customers or any other customers would adversely affect our ability to market our production.

   To reduce our exposure to fluctuations in the prices of natural gas and oil, we enter into hedging arrangements with respect to a portion of our expected production. Hedging arrangements expose us to risks in some circumstances, including the following:

  . production is less than expected;

  . the other party to the hedging contract defaults on its contract obligations; or

  . there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received.

   In addition, these hedging arrangements have limited and may continue to limit the benefit we would receive from increases in the prices for natural gas and oil. We cannot assure you that the hedging transactions we have entered into, or will enter into, will adequately protect us from fluctuations in the prices of natural gas and oil.

   On the other hand, we may choose not to engage in hedging transactions in the future. As a result, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging transactions. For further information concerning our hedging transactions, please read the documents incorporated by reference into the accompanying prospectus.

Competition

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources. As a result, in the deep water where exploration is more expensive, our competitors may be better able to withstand sustained periods of unsuccessful drilling. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Regulation

   Federal Regulation of Sales and Transportation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the regulations promulgated thereunder by the Federal Energy Regulatory Commission. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of natural gas sales by producers began with the enactment of the Natural Gas Policy Act of 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining Natural Gas Act of 1938 and Natural Gas Policy Act of 1978 price and non-price controls affecting producer sales of natural gas effective January 1, 1993. Congress could, however, re-enact price controls in the future.

   Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal regulation. Commencing in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 and its future restructuring activities to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace. The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission recently issued Order Nos. 637, 637-A and 637-B which, among other things, (i) lift the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for short-term releases of pipeline capacity of less than one year,
(ii) permit pipelines to charge different maximum cost-based rates for peak and off-peak periods, (iii) encourage, but do not mandate, auctions for pipeline capacity, (iv) require pipelines to implement imbalance management services,
(v) restrict the ability of pipelines to impose penalties for imbalances, overruns and non-compliance with operational flow orders, and (vi) implement a number of new pipeline reporting requirements. These orders also require the Federal Energy Regulatory Commission Staff to analyze whether the Federal Energy Regulatory Commission should implement additional fundamental policy changes, including, among other things, whether to pursue performance-based ratemaking or other non-cost based ratemaking techniques and whether the Federal Energy Regulatory Commission should mandate greater standardization in terms and conditions of service across the interstate pipeline grid. In addition, the Federal

Energy Regulatory Commission implemented new regulations governing the procedure for obtaining authorization to construct new pipeline facilities and has issued a policy statement, which it largely affirmed in recent orders on rehearing, establishing a presumption in favor of requiring owners of new pipeline facilities to charge rates based solely on the costs associated with such new pipeline facilities. We cannot predict what further action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

   The Outer Continental Shelf Lands Act requires that all pipelines operating on or across the Outer Continental Shelf provide open-access, non-discriminatory service. Although the Federal Energy Regulatory Commission has opted not to impose the regulations of Order No. 509, in which the Federal Energy Regulatory Commission implemented the Outer Continental Shelf Lands Act, on gatherers and other non-jurisdictional entities, the Federal Energy Regulatory Commission has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the Outer Continental Shelf. The Federal Energy Regulatory Commission recently issued Order No. 639, requiring that virtually all non-proprietary pipeline transporters of natural gas on the Outer Continental Shelf report information on their affiliations, rates and conditions of service. Among the Federal Energy Regulatory Commission's stated purposes in issuing such rules was the desire to provide shippers on the Outer Continental Shelf with greater assurance of open-access services on pipelines located on the Outer Continental Shelf and non-discriminatory rates and conditions of service on such pipelines.

   Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

   Federal Leases. A substantial portion of our operations is located on federal natural gas and oil leases, which are administered by the Minerals Management Service. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed Minerals Management Service regulations and orders pursuant to the Outer Continental Shelf Lands Act which are subject to interpretation and change by the Minerals Management Service. For offshore operations, lessees must obtain Minerals Management Service approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency, lessees must obtain a permit from the Minerals Management Service prior to the commencement of drilling. The Minerals Management Service has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications. The Minerals Management Service also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the Minerals Management Service has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. To cover the various obligations of lessees on the Outer Continental Shelf, the Minerals Management Service generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of these bonds or other surety can be substantial, and there is no assurance that bonds or other surety can be obtained in all cases. We are currently in compliance with the bonding requirements of the Minerals Management Service. Under some circumstances, the Minerals Management Service may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

   The Minerals Management Service recently issued a final rule that amended its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. This rule provides that the

Minerals Management Service will collect royalties based on the market value of oil produced from federal leases. The lawfulness of the new rule has been challenged in federal court. We cannot predict whether this new rule will be upheld in federal court, nor can we predict whether the Minerals Management Service will take further action on this matter. We believe this rule will not have a material impact on our financial condition, liquidity or results of operations.

   State and Local Regulation of Drilling and Production. We own interests in properties located in the state waters of the Gulf of Mexico offshore Texas and Louisiana and occasionally may conduct operations in the state waters offshore Mississippi. These states regulate drilling and operating activities by requiring, among other things, drilling permits and bonds and reports concerning operations. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing of waste materials, unitization and pooling of natural gas and oil properties and establishment of maximum rates of production from natural gas and oil wells. Some states prorate production to the market demand for natural gas and oil.

   Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. The price we receive from the sale of these products may be affected by the cost of transporting the products to market. Effective as of January 1, 1995, the Federal Energy Regulatory Commission implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations have generally been approved on judicial review. Beginning later this year, the Federal Energy Regulatory Commission will conduct a scheduled review of the indexing system. Any changes resulting from that review, however, would not take effect before July 2001. The Federal Energy Regulatory Commission's regulation of oil transportation rates may tend to increase the cost of transporting oil and natural gas liquids by interstate pipeline, although the annual adjustments may result in decreased rates in a given year. We are unable at this time to predict the effects of these regulations, if any, on the transportation costs associated with oil production from our properties. However, we do not believe that these regulations affect us any differently than other producers.

   Environmental Regulations. Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in some areas, has been restricted. To the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental protection requirements that result in increased costs to the natural gas and oil industry in general and the offshore drilling industry in particular, our business and prospects could be adversely affected.

   The Oil Pollution Act of 1990 and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act of 1990 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75.0 million in other damages. Few defenses exist to the liability imposed by the Oil Pollution Act of 1990.

   The Oil Pollution Act of 1990 also requires a responsible party to submit proof of its financial ability to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, the Oil Pollution Act of 1990 requires parties responsible for offshore facilities to provide financial assurance in the amount of $35.0 million to cover potential Oil Pollution Act of 1990 liabilities. This amount can be increased up to $150.0 million if a study by the Minerals Management Service indicates that an amount higher than $35.0 million should be required. On August 11, 1998, the Minerals Management Service adopted a rule implementing these Oil Pollution Act of 1990 financial responsibility requirements. We are in compliance with this rule.

   The Oil Pollution Act of 1990 also imposes other requirements, such as the preparation of an oil spill contingency plan. We have such a plan in place. We are also regulated by the Clean Water Act and similar state laws. The Clean Water Act prohibits any discharge into waters of the United States except in strict conformance with permits issued by federal and state agencies. Failure to comply with the ongoing requirements of these laws or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

   In addition, the Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

   The Comprehensive Environmental Response, Compensation, and Liability Act, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

   Our operations are also subject to regulation of air emissions under the Clean Air Act, comparable state and local requirements and the Outer Continental Shelf Lands Act. Future regulations under these laws could lead to the gradual imposition of new air pollution control requirements on our operations. Therefore, we may incur capital expenditures over the next several years to upgrade our air pollution control equipment. We do not believe that our operations would be materially affected by any such requirements, nor do we expect such requirements to be any more burdensome to us than to other companies our size involved in natural gas and oil exploration and production activities.

   In addition, legislation has been proposed in Congress from time to time that would reclassify some natural gas and oil exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If Congress were to enact this legislation, it could increase our operating costs, as well as those of the natural gas and oil industry in general. Initiatives to further regulate the disposal of natural gas and oil wastes are also pending in some states, and these various initiatives could have a similar impact on us.

   Our management believes that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

Operating Hazards and Insurance

   The natural gas and oil business involves a variety of operating risks, including:

  . fires;

  . explosions;

  . blow-outs and surface cratering;

  . uncontrollable flows of underground natural gas, oil and formation water;

  . natural disasters;

  . pipe or cement failures;

  . casing collapses;

  . embedded oilfield drilling and service tools;

  . abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

   If any of these events occur, we could incur substantial losses as a result of:

  . injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  . pollution and other environmental damage;

  . clean-up responsibilities;

  . regulatory investigation and penalties;

  . suspension of our operations; and

  . repairs to resume operations.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

   As part of our strategy, we explore for natural gas and oil in the deep waters of the Gulf of Mexico where operations are more difficult than in shallower waters. Our deep water drilling and operations require the application of recently developed technologies that involve a higher risk of mechanical failure. Furthermore, the deep waters of the Gulf of Mexico lack the physical and oilfield service infrastructure present in the shallower waters of the Gulf of Mexico. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the natural gas or oil, increasing the risk involved with these operations.

   Offshore operations also are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions, and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

   In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

Employees

   At November 30, 2000, we had 43 full-time employees. We believe that our relationships with our employees are satisfactory. None of our employees is covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well-site surveillance, permitting and environmental assessment. Independent contractors usually perform field and on-site production operation services for us, including pumping, maintenance, dispatching, inspection and testing.

Legal Proceedings

   From time to time, we may be a party to various legal proceedings. We currently are not a party to any material litigation.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth the names, ages and positions of our executive officers and directors at November 30, 2000.

          Name           Age                           Position
          ----           ---                           --------
Roger L. Jarvis.........  46 Chairman of the Board, President and Chief Executive Officer
James M. Alexander......  49 Vice President, Chief Financial Officer and Secretary
William D. Hubbard......  56 Vice President--Exploration
Kelly M. Barnes.........  47 Vice President--Land
L. Scott Broussard......  43 Vice President--Drilling and Production
Jimmy W. Bennett........  53 Vice President--Systems Technology and Processing
Jeffrey C. Zaruba.......  36 Treasurer
Bjarte Bruheim..........  45 Director
Sheldon R. Erikson......  59 Director
Jeffrey A. Harris.......  44 Director
Michael E. McMahon......  53 Director
Reidar Michaelsen.......  57 Director
Howard H. Newman........  53 Director

   The following biographies describe the business experience of our executive officers and directors.

   Roger L. Jarvis has served as President, Chief Executive Officer and a director of Spinnaker since 1996 and as Chairman of Spinnaker since 1998. From 1986 to 1994, Mr. Jarvis served in various capacities with King Ranch Inc. and its subsidiary, King Ranch Oil and Gas, Inc., including Chief Executive Officer, President and Director of King Ranch Inc. and Chief Executive Officer and President of King Ranch Oil and Gas, Inc., where he expanded its activities in the Gulf of Mexico. Mr. Jarvis served as Chief Executive Officer, President and Principal of (American) Barrick Exploration from 1981 to 1986. In 1979, he co-founded an engineering and geological consulting firm, Lawson Engineering Incorporated, where he worked until 1981. From 1976 to 1979, Mr. Jarvis worked for Amoco Production Company as a petroleum engineer.

   James M. Alexander has served as Vice President, Chief Financial Officer and Secretary of Spinnaker since 1996. Mr. Alexander served as President of Alexander Consulting from 1992 to 1994, and again from 1995 to 1996. From 1994 to 1995, he served as Chief Financial Officer and then President of Enron Global Power and Pipeline L.L.C. Mr. Alexander also has served in various positions within the corporate finance departments of Howard, Weil, Labouisse, Friedrichs; Drexel Burnham Lambert; Lehman Brothers; and The First Boston Corporation. Mr. Alexander is a director of Dril-Quip, Inc. Mr. Alexander announced in July his intention to retire on or before May 1, 2001.

   William D. Hubbard has served as Vice President--Exploration of Spinnaker since 1996. He served as Senior Vice President--Exploration at Global Natural Resources Corp. from 1992 to 1996, where he was responsible for both onshore and offshore exploration. From 1987 to 1992, Mr. Hubbard served as Vice President--Exploration at Adobe Resources Corporation, which merged into Santa Fe Energy Resources, Inc. in 1992.

   Kelly M. Barnes has served as Vice President--Land of Spinnaker since 1997. From 1992 to 1996, he served as Vice President--Land and Assistant Corporate Secretary of Global Natural Resources Corporation of Nevada and its affiliated corporations. Prior to joining Global Natural Resources Corporation of Nevada, Mr. Barnes held various managerial positions with Adobe Resources Corporation and its predecessors from 1976 to 1992.

   L. Scott Broussard has served as Vice President--Drilling and Production of Spinnaker since August 1999 after joining Spinnaker as Operations Manager in 1998. Mr. Broussard served as Vice President and co-owner of HTK Consultants, Inc., an engineering consulting firm, from 1994 to 1998. From 1990 to 1994, he served as Drilling Engineer for Samedan Oil Corporation, supervising operations in the Gulf of Mexico. From 1981 to 1990, he served in various capacities with Placid Oil Company, including the position of Senior Drilling Engineer and supervising operations in the deepwater Gulf of Mexico.

   Jimmy W. Bennett has served as Vice President--Systems Technology and Processing since May 2000. From 1997 to 2000, Mr. Bennett served as Spinnaker's Systems Manager. Prior to joining Spinnaker, Mr. Bennett served as Systems Manager for King Ranch Oil and Gas, Inc. from 1991 to 1997. From 1969 to 1991, he held various seismic data processing and acquisition positions including Manager, Seismic Processing and Acquisition for Superior Oil Company and Seismic Processing Specialist with Chevron Oil Company.

   Jeffrey C. Zaruba has served as Treasurer since joining Spinnaker in August 1999. From 1992 to 1999, Mr. Zaruba served as Assistant Controller and held various financial and tax reporting positions with Cliffs Drilling Company, which merged with R&B Falcon Corporation in 1998. From 1987 to 1992, he was an Audit Manager and held senior and staff audit positions with Arthur Young.

   Bjarte Bruheim has served as a director of Spinnaker since 1996. Mr. Bruheim has served as the President and Chief Operating Officer of Petroleum Geo-Services since March 1993 and was President of PGS Exploration (U.S.), Inc. from 1991 to 1994. Mr. Bruheim was employed with Geco Geophysical Company, Inc., Houston from 1981 to 1991, most recently as Vice President, Marine Operations North/South America.

   Sheldon R. Erikson has served as a director of Spinnaker since February 2000. Mr. Erikson has served as the Chairman of the Board of Cooper Cameron Corporation since 1996 and President and Chief Executive Officer and Director since 1995. He was Chairman of the Board from 1988 to 1995, and President and Chief Executive Officer from 1987 to 1995, of The Western Company of North America. Previously, he was President of the Joy Petroleum Equipment Group of Joy Manufacturing Company. He is a director of Triton Energy Corporation, Layne Christensen Co., National Ocean Industries Association, Petroleum Equipment Suppliers Association and American Petroleum Institute.

   Jeffrey A. Harris has served as a director of Spinnaker since 1996. Mr. Harris has been a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. since 1988, where he has been employed since 1983. He is currently a member of that firm's Operating Committee. Mr. Harris serves on the board of directors of Industri-Matematik International, ECsoft Group plc and Knoll, Inc.

   Michael E. McMahon has served as a director of Spinnaker since October 1999. Mr. McMahon has served as a partner in RockPort Partners LLC, an investment company, since June 1998. From July 1997 to June 1998, Mr. McMahon was a Managing Director of Chase Securities, Inc., and from October 1994 until July 1997, Mr. McMahon was a Managing Director of Lehman Brothers. Prior to joining Lehman Brothers, Mr. McMahon had been a partner in Aeneas Group, Inc., a subsidiary of Harvard Management Company, Inc., since January 1993. Harvard Management Company, Inc. is a private investment company responsible for managing the endowment fund of Harvard University. Mr. McMahon was primarily responsible for the fund's energy and commodities investments. Mr. McMahon also has served as a director of Triton Energy Limited since 1993.

   Reidar Michaelsen has served as a director of Spinnaker since 1996. He has served as the Chairman of the Board and Chief Executive Officer of Petroleum Geo-Services since 1993. He was President of Petroleum Geo-Services from 1991 to 1993. Mr. Michaelsen served as managing director of Norsk Vekst AAS from 1989 to 1991. He headed the Selmer Sande Group from 1986 to 1989 and was with Geco Geophysical Company, Inc., Houston from 1982 to 1986, reaching the position of managing director.

   Howard H. Newman has served as a director of Spinnaker since 1996. Mr. Newman has been employed by E.M. Warburg, Pincus & Co., LLC since January 1984 and has been a partner of Warburg, Pincus & Co.

since January 1987. Prior to that, he held various positions with Morgan Stanley & Co., Incorporated from 1974 to 1983. At Warburg Pincus, Mr. Newman is currently Vice Chairman and a member of its Operating, Compensation and Investment Policy Committees. He is also a director of ADVO, Inc., Cox Insurance Holdings, Plc, Dime Bancorp Inc., Eagle Family Foods Holdings, Inc., EEX Corporation, Newfield Exploration Company, and several privately held companies. He also serves as Vice Chairman of the Yale Alumni Fund.

           SECURITY OWNERSHIP OF THE SELLING STOCKHOLDER, MANAGEMENT
                         AND CERTAIN BENEFICIAL HOLDERS

   The selling stockholder in this offering is Seismic Energy Holdings, Inc., a wholly owned subsidiary of Petroleum Geo-Services ASA. The following table presents information regarding beneficial ownership of our common stock as of November 30, 2000 by:

  .  the selling stockholder

  . each other person who we know owns beneficially more than 5 percent of our common stock;

  .  each of our directors;

  . our chief executive officer and each of our four other most highly compensated executive officers; and

  .  all our executive officers and directors as a group.

   Unless otherwise indicated, each person listed has sole voting and dispositive power over the shares indicated as owned by that person, and the address of each stockholder is the same as our address. Furthermore, under the regulations of the Securities and Exchange Commission, shares are deemed to be "beneficially owned" by a person if the holder directly or indirectly has or shares the power to vote or dispose of these shares, whether or not the holder has any pecuniary interest in these shares, or if the holder has the right to acquire the power to vote or dispose of these shares within 60 days, including any right to acquire through the exercise of any option, warrant or right. Therefore, in this table the shares beneficially owned by Messrs. Jarvis, Alexander, Hubbard, Barnes, Broussard, Erikson and McMahon include 1,101,312, 441,759, 207,384, 115,717, 42,199, 5,300 and 9,100 shares, respectively, that may be acquired within 60 days through the exercise of stock options. Please note that the address of Warburg, Pincus Ventures, L.P. and Messrs. Harris and Newman is 466 Lexington Avenue, 10th Floor, New York, New York 10017, and the address of Petroleum Geo-Services and Messrs. Bruheim and Michaelsen is Strandvein 50E, P.O. Box 89, N-1325, Lysaker, Norway.

                                                Beneficial Ownership
                                     -------------------------------------------
                                                                  Percent
                                                            --------------------
                                                Shares Sold
                                                    in       Before     After
   Beneficial Owner                    Shares   Offering(3) Offering Offering(3)
   ----------------                  ---------- ----------- -------- -----------
   Petroleum Geo-Services ASA (1)..   5,388,743  4,700,000    20.5%      2.6%
   Warburg, Pincus Ventures, L.P.
    (2)............................   6,800,585         --    25.9      25.9
   Roger L. Jarvis.................   1,200,030         --     4.4       4.4
   James M. Alexander..............     542,418         --     2.0       2.0
   William D. Hubbard..............     230,102         --       *         *
   Kelly M. Barnes.................     126,017         --       *         *
   L. Scott Broussard..............      43,762         --       *         *
   Bjarte Bruheim (1)..............   5,393,743  4,700,000    20.5       2.6
   Sheldon R. Erikson..............       5,300         --       *         *
   Jeffrey A. Harris (2)...........   6,800,585         --    25.9      25.9
   Michael E. McMahon..............      23,575         --       *         *
   Reidar Michaelsen (1)...........   5,393,743  4,700,000    20.5       2.6
   Howard H. Newman (2)............   6,800,585         --    25.9      25.9
   All executive officers and
    directors as a group
    (13 persons)...................  14,426,164  4,700,000    51.1      34.4

--------
 *  Represents beneficial ownership of less than 1 percent.
(1) The 5,388,743 shares are owned directly by Seismic Energy Holdings, Inc., a wholly owned subsidiary of Petroleum Geo-Services. Mr. Michaelsen serves as Chairman of the Board and Chief Executive Officer and Mr. Bruheim serves as President and Chief Operating Officer of Petroleum Geo-Services. As such, Messrs. Michaelsen and Bruheim may be deemed to have voting or investment power with respect to the 5,388,743 shares beneficially owned by Petroleum Geo-Services. Messrs. Michaelsen and Bruheim disclaim beneficial ownership of the securities owned by Petroleum Geo-Services.
(2) The sole general partner of Warburg, Pincus Ventures, L.P. is Warburg, Pincus & Co., a New York general partnership. E. M. Warburg, Pincus &
     Co., LLC, a New York limited liability company, manages Warburg, Pincus Ventures, L.P. The members of E. M. Warburg, Pincus & Co., LLC are substantially the same as the partners of Warburg, Pincus & Co. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E. M. Warburg, Pincus & Co., LLC and may be deemed to control both Warburg, Pincus & Co. and E. M. Warburg, Pincus & Co., LLC. Messrs. Newman and Harris are Managing Directors and members of E.M. Warburg, Pincus & Co., LLC and general partners of Warburg, Pincus & Co. As such, Messrs. Newman and Harris may be deemed to have voting or investment power with respect to the 6,800,585 shares beneficially owned by Warburg, Pincus Ventures. Messrs. Newman and Harris disclaim beneficial ownership of the shares owned by Warburg, Pincus ventures.
(3) Excludes 688,743 shares that may be sold to the underwriters in connection with their over-allotment option. If the underwriters' over-allotment option is exercised in full, none of Petroleum Geo-Services, Seismic Energy Holdings, Inc., Bjarte Bruheim and Reidar Michaelsen will beneficially own more than one percent of our outstanding common stock.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated          , 2000, the selling stockholder has agreed to sell to
the underwriters named below the following respective numbers of shares of common stock:

                                                                       Number of
                               Underwriter                              Shares
                               -----------                             ---------
   Credit Suisse First Boston Corporation.............................
   Banc of America Securities LLC.....................................
   Deutsche Bank Securities Inc.......................................
   ING Barings LLC....................................................
   UBS Warburg LLC....................................................
                                                                       ---------
     Total............................................................ 4,700,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

   The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 688,743 additional outstanding shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and
to selling group members at that price less a concession of $   per share. The
underwriters and selling group members may allow a discount of $   per share on
sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

   We will have no out-of-pocket expenses for this offering. The following table summarizes the compensation and expenses the selling stockholder will pay:

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions payable
 by the selling
 stockholder............   $              $              $              $
Expenses payable by the
 selling stockholder....   $              $              $              $

   Credit Suisse First Boston Corporation, one of the underwriters for this offering, is a subsidiary of Credit Suisse Group, which indirectly holds a 19.9 percent passive minority interest in Warburg, Pincus & Co., the general partner of Warburg, Pincus Ventures, one of our principal stockholders.

   We, the selling stockholder, Warburg, Pincus Ventures and our officers and directors who own shares of our common stock have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement, except we may issue securities under our employee benefit plans.

   We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  . where required by law, that the purchaser is purchasing as principal and not as agent; and

  . the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus supplement and the accompanying prospectus will be passed on by Baker Botts L.L.P., Houston, Texas, as counsel for the underwriters. Baker Botts L.L.P. also represents the selling stockholder in connection with various matters related to this offering.

                                    EXPERTS

   The audited consolidated financial statements included in Spinnaker Exploration Company's Form 10-K for the year ended December 31, 1999, incorporated by reference in the accompanying prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

   The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., independent petroleum engineering consultants, included or incorporated by reference in this prospectus supplement or the accompanying prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

                     GLOSSARY OF NATURAL GAS AND OIL TERMS

   The following is a description of the meanings of some of the natural gas and oil industry terms used in this prospectus supplement and the accompanying prospectus. The meanings of the terms "proved reserves," "proved developed reserves," "proved developed producing reserves," "proved developed non-producing reserves" and "proved undeveloped reserves" are provided in Appendix A to this prospectus supplement.

   Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus supplement in reference to crude oil or other liquid hydrocarbons.

   Bcf. Billion cubic feet of natural gas.

   Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Block. A block depicted on the Outer Continental Shelf Leasing and Official Protraction Diagrams issued by the U.S. Minerals Management Service or a similar depiction on official protraction or similar diagrams issued by a state bordering on the Gulf of Mexico.

   Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

   Completion. The installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

   Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

   Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

   Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

   Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

   Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

   Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

   Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

   Lead. A specific geographic area which, based on supporting geological, geophysical or other data, is deemed to have potential for the discovery of commercial hydrocarbons.

   MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.

   Mcf. Thousand cubic feet of natural gas.

   Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   MMBls. Million barrels of crude oil or other liquid hydrocarbons.

   MMBtu. Million British Thermal Units.

   MMcf. Million cubic feet of natural gas.

   MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

   Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

   Net feet of pay. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.

   Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

   Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

   Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

   Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

   Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

[RYDER SCOTT COMPANY LOGO]
                                 July 24, 2000

Spinnaker Exploration Company
1200 Smith Street, Suite 800
Houston, Texas 77002

Gentlemen:

   At your request, we have prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of Spinnaker Exploration Company (Spinnaker) as of June 30, 2000. The subject properties are located in the federal waters offshore Louisiana and in the state and federal waters offshore Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

   The estimated proved reserves and future income amounts presented in this report are related to hydrocarbon prices. June 30, 2000 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from June 30, 2000 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                   Certain Leasehold and Royalty Interests of
                         Spinnaker Exploration Company
                              As of June 30, 2000

                                ----------------

                                                  Proved
                           ----------------------------------------------------
                                   Developed
                           --------------------------
                            Producing   Non-Producing Undeveloped  Total Proved
                           ------------ ------------- ------------ ------------
Net Remaining Reserves
  Oil/Condensate--
   Barrels................      220,208      116,107     1,925,304    2,261,619
  Gas--MMCF...............       31,183       16,930        61,387      109,500
Income Data
  Future Gross Revenue.... $148,551,259  $80,878,604  $341,087,081 $570,516,944
  Deductions..............   12,391,633    9,725,236    69,415,582   91,532,451
                           ------------  -----------  ------------ ------------
  Future Net Income
   (FNI).................. $136,159,626  $71,153,368  $271,671,499 $478,984,493
  Discounted FNI @ 10%.... $124,855,680  $58,072,891  $210,051,307 $392,979,878

   Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

   The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, certain gas, oil and condensate processing and transportation fees which are shown as "other" deductions, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 87 percent and liquid hydrocarbon reserves account for the remaining 13 percent of total future gross revenue from proved reserves.

   The discounted future net income shown on the previous page was calculated using a discount rate of 10 percent per annum compounded monthly. This discounted future net income should not be construed as our estimate of fair market value.

 Reserves Included in This Report

   The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves is included in the section entitled "Reserve Definitions" which is attached with this report.

   The proved developed non-producing reserves included herein are comprised of the shut-in and behind pipe categories. The various reserve status categories are defined in the section entitled "Reserve Status Categories" which is attached with this report.

 Estimates of Reserves

   In general, the proved producing reserves included herein were estimated by performance methods which utilized various extrapolations of historical production and pressure data available through June 2000; however, certain of the producing reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The proved non-producing and undeveloped reserves included herein were estimated by the volumetric method which utilized all pertinent wells and 3-D seismic data available through June 2000.

   The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

 Future Production Rates

   Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. Where applicable the estimated future production rates were held constant until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Spinnaker.

   The future production rates from the wells and locations included herein may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

 Hydrocarbon Prices

   Spinnaker furnished us with prices in effect at June 30, 2000 and these prices were held constant throughout the life of the properties. These prices were $4.369 per MMBTU of gas at Henry Hub, Louisiana, and $32.50 per barrel at the Cushing NYMEX Pricing Hub based on light sweet crude on June 30, 2000. The product prices used for each property reflect adjustments to these initial prices for BTU content, liquid gravity and quality, local conditions, and/or distance from market. Certain additional gas, oil and condensate processing and transportation fees are included in this report as costs and are shown as "other" deductions. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to June 30, 2000 were not taken into account in this report. Future prices used in this report are discussed in more detail in the section entitled "Hydrocarbon Pricing Parameters" which is attached with this report.

 Costs

   The operating costs for the producing wells included herein were based on the operating expense reports of Spinnaker since the inception of production. The estimates of future operating costs furnished by Spinnaker for the non-producing and undeveloped wells and locations included herein were accepted as reasonable. The estimates of future operating costs include only those costs directly applicable to the leases and wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

   Development costs were furnished to us by Spinnaker and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. Certain gas, oil and condensate processing and transportation fees are included in this report as "other" deductions. The estimated net cost of abandonment after salvage was included for the offshore properties included herein where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Spinnaker were accepted without independent verification.

   Current costs were held constant throughout the life of the properties.

 General

   The estimates of reserves presented herein were based upon a detailed study of the properties in which Spinnaker owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Spinnaker has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Spinnaker were accepted without independent verification. The estimates presented in this report are based on data available through June 2000.

   While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were omitted from consideration in making this evaluation.

   Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

                                          Very truly yours,

                                          RYDER SCOTT COMPANY, L.P.

                                          /s/ John E. Hodgin
                                          -------------------------------------
                                          John E. Hodgin, C.P.G.
                                          Executive Vice President--Geoscience
JEH/plk

Approved:

/s/ Don P. Roesle, P.E.
-------------------------------
Don P. Roesle, P.E.
President and Chief Operating Officer

                         HYDROCARBON PRICING PARAMETERS

                 Securities and Exchange Commission Parameters

 Oil and Condensate

   Spinnaker furnished us with oil and condensate prices in effect at June 30, 2000 and these prices were held constant to depletion of the properties. In accordance with the Securities and Exchange Commission guidelines, changes in liquid prices subsequent to June 30, 2000 were not considered in this report. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market.

 Gas

   Spinnaker furnished us with gas prices in effect at June 30, 2000. The prices used herein have been adjusted for the BTU content, local conditions, and/or distance from market. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to differ somewhat from the June 30, 2000 gas prices used herein.

                              RESERVE DEFINITIONS

Introduction

   Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.

   Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

Proved Reserves (SEC Definitions)

   Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

   Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

     (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

       (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

       (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

     (iii) Estimates of proved reserves do not include the following:

       (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

       (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

       (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

       (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

   Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

   Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

   Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff's view on specific questions pertaining to proved oil and gas reserves.

   Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)

   Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission's official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

                           RESERVE STATUS CATEGORIES

   In accordance with guidelines adopted by the Society of Petroleum Engineers
(SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.

   Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

   Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

PROSPECTUS

                                5,388,743 Shares

                         SPINNAKER EXPLORATION COMPANY

                                  Common Stock

                               ----------------

   This prospectus relates to the offer and sale from time to time of up to 5,388,743 shares of our common stock for the account of the selling stockholder identified on page 13 of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder. Our common stock is listed for trading on the New York Stock Exchange under the symbol "SKE." On November 30, 2000, the last reported sales price for our common stock was $26.00 per share.

   Investing in our common stock involves risks. See "Risk Factors" on page 2.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is December 1, 2000

                               TABLE OF CONTENTS

About Spinnaker Exploration Company.........................................   2
Risk Factors................................................................   2
Forward-Looking Statements..................................................  11
Use of Proceeds.............................................................  12
Description of Capital Stock................................................  12
Selling Stockholder.........................................................  13
Plan of Distribution........................................................  14
Validity of Securities......................................................  16
Experts.....................................................................  16
Where You Can Find More Information.........................................  16

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

   In this prospectus, references to "Spinnaker," "the Company," "we," "us" and "our" mean Spinnaker Exploration Company.

                      ABOUT SPINNAKER EXPLORATION COMPANY

   Spinnaker Exploration Company is an independent energy company engaged in the exploration, development and production of natural gas and oil in the U.S. Gulf of Mexico. We have license rights to approximately 8,900 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 5,750 blocks from our 3-D seismic data agreement with Petroleum Geo-Services ASA. This database covers an area of approximately 35 million acres, which we believe is one of the largest recent vintage 3-D seismic databases of any independent exploration and production company in the Gulf of Mexico. We consider recent vintage 3-D seismic data to be data generated since 1990. We have approximately 200 leasehold interests located in Texas state and federal waters covering approximately 739,000 gross and 340,000 net acres. We believe our regional 3-D seismic approach allows us to create and maintain a large inventory of high-quality prospects and provides us the opportunity to enhance our exploration success and efficiently deploy our capital resources. We also believe our license rights to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

   Our Chief Executive Officer, Petroleum Geo-Services and Warburg, Pincus Ventures, L.P. formed Spinnaker in December 1996. Petroleum Geo-Services, a leader in acquiring 3-D seismic data, received most of its equity ownership in Spinnaker in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with Petroleum Geo-Services and through acquisitions from other seismic data vendors.

   Our executive offices are located at 1200 Smith Street, Suite 800, Houston, Texas 77002, and our telephone number is (713) 759-1770.

                                  RISK FACTORS

   Investing in our common stock will provide you with an equity ownership in Spinnaker. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

Because we have a limited operating history and have incurred losses from operations and net losses in recent years, our future operating results are difficult to forecast. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

   We were formed in December 1996 and, as a result, we have a limited operating history. Our limited operating history and the unpredictable results of our exploration and development strategy make it difficult to forecast our operating results. In considering whether to invest in our common stock, you should consider the limited historical financial and operating information available on which to base your evaluation of our performance. In addition, because we have a limited operating history and fewer financial resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and in developing natural gas and oil properties.

   We have incurred losses from operations and net losses in recent years. We incurred net losses of $328,000 in 1996, $2.2 million in 1997, $6.9 million in 1998 and $1.3 million in 1999. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. We cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

Exploration is a high-risk activity, and the 3-D seismic data and other advanced technologies we use cannot eliminate exploration risk and require experienced technical personnel whom we may be unable to attract or retain.

   Our future success will depend on the success of our exploratory drilling program. Exploration activities involve numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of the additional exploration time and expense associated with a variety of factors, including:

  . unexpected drilling conditions;

  . pressure or irregularities in formations;

  . equipment failures or accidents;

  . adverse weather conditions;

  . compliance with governmental requirements; and

  . shortages or delays in the availability of drilling rigs or equipment.

   Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses as a result of these expenditures. Poor results from our exploration activities could affect our future cash flows and results of operations materially and adversely.

   Our exploratory drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. Competition for explorationists and engineers with experience in the Gulf of Mexico is extremely intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete in the Gulf of Mexico could be adversely affected.

If Petroleum Geo-Services terminates our data agreement, our ability to find additional reserves could be materially impaired. If Petroleum Geo-Services does not resume 3-D seismic data acquisition in the Gulf of Mexico during the remaining term of our agreement, we may incur additional costs to acquire data from other vendors, which costs could be material.

   Our success depends heavily on our access to 3-D seismic data, and our primary source for 3-D seismic data is our data agreement with Petroleum Geo-Services. If Petroleum Geo-Services terminates our agreement, we would lose access to a large portion of our 3-D seismic data which loss could have a material adverse effect on our ability to find additional reserves.

   Petroleum Geo-Services may terminate our data agreement on several grounds, including if a Petroleum Geo-Services competitor acquires control of us or we breach the agreement subject to specified exceptions.

   We have license rights under our Petroleum Geo-Services data agreement to approximately 5,750 blocks of 3-D seismic data in the Gulf of Mexico. Our agreement does not require Petroleum Geo-Services to acquire or process any further data. At this time, Petroleum Geo-Services has elected to cease 3-D seismic data acquisitions in the Gulf of Mexico. We cannot assure you that Petroleum Geo-Services will resume 3-D seismic data acquisitions in the Gulf of Mexico during the remaining term of our agreement. If Petroleum Geo-Services does not resume 3-D seismic data acquisition in the Gulf of Mexico during the remaining term of our agreement, we may incur additional costs to acquire data from other vendors, which costs could be material. Even if Petroleum Geo-Services elects to resume 3-D seismic data acquisitions in the Gulf of Mexico, it again could elect to cease 3-D seismic data acquisitions as a result of a change of control of Petroleum Geo-Services or changes in Petroleum Geo-Services' competitive, financial or technological status.

   Petroleum Geo-Services also could significantly increase the acquisition or processing of data in the Gulf of Mexico that it is not required to share with us. For example, Petroleum Geo-Services could focus on acquiring and processing data on an exclusive contractual basis and not for sale to multiple customers. In addition, if Petroleum Geo-Services were to engage new marketing vendors who would not agree to the terms of our agreement with Petroleum Geo-Services, then we would not have access to the data marketed through those vendors. Petroleum Geo-Services also could elect to acquire or process other seismic data, including future generations of seismic data, to which we are not entitled or for which our rights are limited. Our right to enhanced data also could be adversely affected if Petroleum Geo-Services were to elect to sell the right to enhance and market its data without retaining a material royalty or similar interest.

Natural gas and oil prices fluctuate widely, and low prices could have a material adverse impact on our business.

   Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and oil that we can economically produce.

   Prices for natural gas and oil fluctuate widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

  . the level of consumer product demand;

  . weather conditions;

  . domestic and foreign governmental regulations;

  . the price and availability of alternative fuels;

  . political conditions in natural gas and oil producing regions;

  . the domestic and foreign supply of natural gas and oil;

  . the price of foreign imports; and

  . overall economic conditions.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and net present value of our reserves.

   The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and net present value of reserves shown in this prospectus.

   In order to prepare these estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

   Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At June 30, 2000, 74 percent of our proved reserves were either proved undeveloped or proved non-producing. Moreover, the producing wells included in our reserve report had produced for a relatively short period of time as of June 30, 2000. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

   You should not assume that the present value of future net cash flows from our proved reserves included or incorporated by reference in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate.

A significant part of the value of our production and reserves is concentrated in a small number of offshore properties. Because of this concentration, any production problems or inaccuracies in reserve estimates related to those properties are more likely to adversely impact our business.

   During the first nine months of 2000, over 64 percent of our daily production came from four of our properties in the Gulf of Mexico. If mechanical problems, storms or other events curtailed a substantial portion of this production, our cash flow would be adversely affected. In addition, at June 30, 2000, our proved reserves were located on 25 discoveries in the Gulf of Mexico, with approximately 51 percent of our proved reserves attributable to four of these discoveries. If the actual reserves associated with any one of these four discoveries are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

We are vulnerable to operational, regulatory and other risks associated with the Gulf of Mexico because we currently explore and produce exclusively in that area.

   Our operations and revenues are impacted acutely by conditions in the Gulf of Mexico because we currently explore and produce exclusively in that area. This concentration of activity makes us more vulnerable than many of our competitors to the risks associated with the Gulf of Mexico, including delays and increased costs relating to:

  . adverse weather conditions;

  . drilling rig and other oilfield services; and

  . compliance with environmental and other laws and regulations.

Recently, higher prices for natural gas and oil have led to greater demand for drilling rig and other oilfield services. As a result, we have experienced increasing costs and reduced availability of these services.

Relatively short production periods for Gulf of Mexico properties subject us to higher reserve replacement needs, require significant capital expenditures to replace production and may impair our ability to reduce production during periods of low natural gas and oil prices.

   Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production. As a result, our reserve replacement needs from new prospects are greater and require us to incur significant capital expenditures to replace production.

   Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our potential need to generate revenues to fund ongoing capital commitments or reduce indebtedness may limit our ability to slow or shut-in production from producing wells during periods of low prices for natural gas and oil.

The failure to replace our reserves would adversely affect our production and cash flows.

   Our future natural gas and oil production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be adversely affected.

Hedging our production has limited and may continue to limit our potential gains from increases in commodity prices or result in losses.

   To reduce our exposure to fluctuations in the prices of natural gas and oil, we enter into hedging arrangements with respect to a portion of our expected production. Hedging arrangements expose us to risks in some circumstances, including the following:

  . production is less than expected;

  . the other party to the hedging contract defaults on its contract obligations; or

  . there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

   These hedging arrangements have limited and may continue to limit the benefit we could receive from increases in the prices for natural gas and oil. The fair market value of our hedges on September 30, 2000 was a liability of approximately $21.6 million. The estimated intrinsic value of our open collar arrangements as of September 30, 2000 was equal to an unrealized loss of approximately $8.7 million for the last three months of 2000 and an unrealized loss of approximately $8.4 million in 2001 using NYMEX natural gas and oil prices as of September 29, 2000. However, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging arrangements.

The natural gas and oil business involves many operating risks that can cause substantial losses.

   The natural gas and oil business involves a variety of operating risks, including:

  . fires;

  . explosions;

  . blow-outs and surface cratering;

  . uncontrollable flows of underground natural gas, oil and formation water;

  . natural disasters;

  . pipe or cement failures;

  . casing collapses;

  . embedded oilfield drilling and service tools;

  . abnormally pressured formations; and

  . environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

   If any of these events occur, we could incur substantial losses as a result of:

  . injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  . pollution and other environmental damage;

  . clean-up responsibilities;

  . regulatory investigation and penalties;

  . suspension of our operations; and

  . repairs to resume operations.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

   Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties.

   We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our operations.

Exploration for natural gas and oil in the deep waters of the Gulf of Mexico involves greater operational and financial risks than exploration in shallower waters, and our expansion into the deep water could result in substantial losses.

   As part of our strategy, we explore for natural gas and oil in the deep waters of the Gulf of Mexico where operations are more difficult and costly than in shallower waters. Our deep water drilling and operations require the application of recently developed technologies that involve a higher risk of mechanical failure. We have experienced and will continue to experience significantly higher drilling costs for our deep water prospects. Furthermore, the deep waters of the Gulf of Mexico lack the physical and oilfield service infrastructure present in the shallower waters of the Gulf of Mexico. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the natural gas or oil, increasing both the financial and operational risk involved with these operations.

We cannot control the activities on properties we do not operate.

   Other companies operate some of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depend on a number of factors that are outside of our control, including:

  . timing and amount of capital expenditures;

  . the operator's expertise and financial resources;

  . approval of other participants in drilling wells; and

  . selection of technology.

Our success depends on our Chief Executive Officer and other key personnel, the loss of whom could disrupt our business operations.

   We depend to a large extent on the efforts and continued employment of our President and Chief Executive Officer, Roger L. Jarvis, and other key personnel. If Mr. Jarvis or these other key personnel resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected.

We may have difficulty financing our planned growth.

   We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. In the future, we may require additional financing, in addition to cash generated from our operations, to fund our planned growth. We cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Competition in our industry is intense, and we are smaller and have a more limited operating history than most of our competitors in the Gulf of Mexico.

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop properties. Most of our competitors have substantially greater financial and other resources than us. As a result, in the deep water where exploration is more expensive, our competitors may be better able to withstand sustained periods of unsuccessful drilling. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Our competitors may use superior technology which we may be unable to afford or which would require costly investment by us in order to compete.

   Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected. For example, marine seismic acquisition technology has been characterized by rapid technological advancements in recent years and further significant technological developments could substantially impair our 3-D seismic data's value.

A small number of customers purchase all of our natural gas production. As a result, if these customers default on their payment obligations, our near-term earnings and cash flows would be adversely affected.

   As of November 1, 2000, two customers purchase all of our natural gas production at current market prices. The terms of our arrangement require our customers to pay us within 60 days after we deliver our production. As a result, if our customers were to default on their payment obligations to us, our near-term earnings and cash flows would be adversely affected.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

   Exploration for and development, production and sale of natural gas and oil in the U.S. and especially in the Gulf of Mexico are subject to extensive federal, state and local laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

  . discharge permits for drilling operations;

  . drilling bonds;

  . reports concerning operations; and

  . taxation.

   Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. For example, Congress or the Minerals Management Service could decide to limit exploratory drilling or natural gas production in some areas of the Gulf of Mexico. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

Petroleum Geo-Services, Warburg, Pincus Ventures and our management own a significant amount of common stock, giving them influence or control in corporate transactions and other matters, and the interests of Warburg, Pincus Ventures or Petroleum Geo-Services could differ from those of other stockholders.

   Prior to the sale of any shares of common stock by Petroleum Geo-Services in connection with this prospectus, Warburg, Pincus Ventures, Petroleum Geo-Services, and our executive officers beneficially own approximately 51 percent of our outstanding shares of common stock. After the sale of all of the shares of common stock held by Petroleum Geo-Services in connection with this prospectus, Warburg, Pincus Ventures and our executive officers will beneficially own approximately 32 percent of our outstanding shares of common stock. As a result, these stockholders are in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. In addition, representatives of Petroleum Geo-Services and Warburg, Pincus Ventures currently constitute a majority of our board of directors. Their control of Spinnaker may delay or prevent a change of control of Spinnaker and may adversely affect the voting and other rights of other stockholders.

   Furthermore, conflicts of interest could arise in the future between Spinnaker, on the one hand, and Warburg, Pincus Ventures or Petroleum Geo-Services, on the other hand, concerning, among other things, potential competitive business activities or business opportunities. Except for the limited restrictions placed on Petroleum Geo-Services in our data agreement with Petroleum Geo-Services, neither Warburg, Pincus Ventures nor Petroleum Geo-Services are restricted from competitive natural gas and oil exploration and production activities or investments. Warburg, Pincus Ventures currently has significant equity interests in other public and private natural gas and oil companies. The interests of Warburg, Pincus Ventures or Petroleum Geo-Services could differ from those of our other stockholders.

Substantially all of our outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

   The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market or the perception that such sales could occur. This could make it more difficult to raise funds through future offerings of common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage an acquisition or change of control of Spinnaker.

   Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to stockholders. In addition, provisions of the certificate of incorporation and bylaws, such as no stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could also make it more difficult for a third party to acquire control of us. Please read "Description of Capital Stock" for additional details concerning the provisions of our certificate of incorporation and bylaws.

                           FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus, including information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements speak only as of the date made. The forward-looking statements may be identified by the use of the words "believe," "expect," "anticipate," "will," "contemplate," "would" and similar expressions that contemplate future events. These future events include the following matters:

  . financial position;

  . business strategy;

  . budgets;

  . amount, nature and timing of capital expenditures;

  . drilling of wells;

  . natural gas and oil reserves;

  . timing and amount of future production of natural gas and oil;

  . operating costs and other expenses;

  . cash flow and anticipated liquidity;

  . prospect development and property acquisitions; and

  . marketing of natural gas and oil.

   Numerous important factors, risks and uncertainties may affect our operating results, including:

  . the risks associated with exploration;

  . our ability to find, acquire, market, develop and produce new properties;

  . natural gas and oil price volatility;

  . uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

  . operating hazards attendant to the natural gas and oil business;

  . downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

  . potential mechanical failure or under-performance of significant wells;

  . climactic conditions;

  . availability and cost of material and equipment;

  . delays in anticipated start-up dates;

  . actions or inactions of third-party operators of our properties;

  . our ability to find and retain skilled personnel;

  . availability of capital;

  . the strength and financial resources of our competitors;

  . regulatory developments;

  . environmental risks; and

  . general economic conditions.

   Any of the factors listed above and other factors contained in this prospectus or in our periodic reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations. You should pay particular attention to the cautionary statements described under "Risk Factors."

                                USE OF PROCEEDS

   Spinnaker will not receive any proceeds from the sale of the shares of common stock by the selling stockholder.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of November 28, 2000, we had outstanding 26,276,334 shares of common stock and no shares of preferred stock.

Common Stock

   Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including the election of our directors. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

   Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   At the direction of our board, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

  . adopt resolutions to issue preferred stock in one or more classes or series;

  . fix or change the number of shares constituting any class or series of preferred stock; and

  . establish or change the rights of the holders of any class or series of preferred stock.

   The rights any class or series of preferred stock may include:

  . general or special voting rights;

  . preferential liquidation or preemptive rights;

  . preferential cumulative or noncumulative dividend rights;

  . redemption or put rights; and

  . conversion or exchange rights.

   We may issue shares of or rights to purchase preferred stock, the terms of which might:

  . adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

  . discourage an unsolicited proposal to acquire us; or

  . facilitate a particular business combination involving us.

   Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Registration Rights

   We, Petroleum Geo-Services, Warburg, Pincus Ventures and some of our other stockholders are parties to a registration rights agreement. That agreement grants Petroleum Geo-Services and Warburg, Pincus Ventures the right to require us to file a registration statement covering all or part of their shares of common stock at our expense under some circumstances, subject to the following restrictions:

  . we are not required to register the shares if Petroleum Geo-Services or Warburg, Pincus Ventures proposes to sell them at an aggregate price to the public of less than $20.0 million;

  . we are not required to effect more than one requested registration for an underwritten offering in any six-month period; and

  . we generally are not required to effect more than two requested registrations for underwritten offerings and more than one requested registration covering the resale of securities for either Petroleum Geo-Services or Warburg, Pincus Ventures unless we are then eligible to register the requested sale on Form S-3.

   Some of our stockholders also have rights to include their shares at our expense under some circumstances, in a registration statement filed by us for purposes of a public offering. An underwriter participating in these offerings may limit the number of shares offered, and the number will be allocated first to us, then to participating stockholders on a pro rata basis.

                              SELLING STOCKHOLDER

   On October 25, 2000, we received written notice of a demand by Petroleum Geo-Services requesting us to register under the registration rights agreement described under "Description of Capital Stock--Registration Rights" all shares of our common stock held by Seismic Energy Holdings, Inc., a wholly owned subsidiary of Petroleum Geo-Services. In this prospectus, we refer to Petroleum Geo-Services and Seismic Energy Holdings, Inc. collectively as the "selling stockholder" or, unless the context otherwise requires, as "Petroleum Geo-Services." As of November 28, 2000, the selling stockholder owned an aggregate of 5,388,743 shares of our common stock, which represents approximately 21% of our outstanding common stock.

   The selling stockholder is obligated to bear all expenses incurred with the registration of the shares of our common stock held by the selling stockholder; provided that we are obligated to pay any internal expenses we incur in connection with this registration, such as the salaries of our officers and directors.

                              PLAN OF DISTRIBUTION

   Shares may be sold or distributed from time to time by Petroleum Geo-Services and, to the extent permitted by our registration rights agreement with Petroleum Geo-Services, by its donees or transferees and its other successors in interest. Petroleum Geo-Services may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Petroleum Geo-Services may accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

   Petroleum Geo-Services may offer their shares at various times in one or more of the following transactions:

  . in underwritten transactions;

  . in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

  . in transactions involving cross or block trades or otherwise on the New
    York Stock Exchange;

  . in transactions "at the market" to or through market makers in our common stock or into an existing market for the common stock;

  . in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

  . through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

  . in privately negotiated transactions;

  . in transactions to cover short sales; or

  . in a combination of any of the foregoing transactions.

Petroleum Geo-Services also may sell their shares in accordance with Rule 144 under the Securities Act of 1933.

   From time to time, Petroleum Geo-Services may pledge or grant a security interest in some or all of the shares owned by them. If Petroleum Geo-Services defaults in performance of its secured obligations, the pledged or secured parties may offer and sell the shares from time to time by this prospectus. Petroleum Geo-Services also may transfer and donate shares in other circumstances. The number of shares beneficially owned by Petroleum Geo-Services will decrease as and when it transfers or donates its shares or defaults in performing obligations secured by its shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

   Petroleum Geo-Services may sell short the common stock. Petroleum Geo-Services may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

   Petroleum Geo-Services may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with Petroleum Geo-Services, including positions assumed in connection with distributions of the shares by such broker-dealers. Petroleum Geo-Services also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, Petroleum Geo-Services may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by Petroleum Geo-Services of the secured obligation, may sell or otherwise transfer the pledged shares.

   Petroleum Geo-Services may use brokers, dealers, underwriters or agents to sell its shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholder or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. Petroleum Geo-Services and any agents or broker-dealers that participate with Petroleum Geo-Services in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor Petroleum Geo-Services can presently estimate the amount of such compensation.

   If Petroleum Geo-Services sells shares in an underwritten offering, the underwriters may include Credit Suisse First Boston Corporation and/or others. The underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

   We have informed Petroleum Geo-Services that during such time as it may be engaged in a distribution of the shares, it is required to comply with Regulation M under the Securities Exchange Act of 1934. With exceptions, Regulation M prohibits Petroleum Geo-Services, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

   We have informed Petroleum Geo-Services that it is legally required to deliver copies of this prospectus in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.

   Under our registration rights agreement with Petroleum Geo-Services, Petroleum Geo-Services is required to bear the expenses relating to this offering, excluding any internal expenses incurred by Spinnaker for our officers and employees performing duties in connection with this offering.

   We have agreed to indemnify Petroleum Geo-Services and their respective controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933. We will not receive any of the proceeds from the sale by Petroleum Geo-Services of the shares offered by this prospectus.

   This offering by Petroleum Geo-Services will terminate on the date specified in our registration rights agreement with Petroleum Geo-Services, or, if earlier, on the date on which Petroleum Geo-Services has sold all of its shares.

   In order to comply with certain state securities laws, if applicable, the shares offered by this document will not be sold in a particular state unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with, and, if so required, will only be sold in that state through registered or licensed brokers or dealers.

   The shares of common stock originally issued by Spinnaker to Petroleum Geo-Services bear legends as to their restricted transferability. Upon the effectiveness of the registration statement of which this prospectus is a part, and the transfer by Petroleum Geo-Services of any of the shares pursuant thereto, new certificates representing those shares will be issued to the transferee, free of any such legends unless otherwise required by law.

                             VALIDITY OF SECURITIES

   The validity of the shares offered by this prospectus has been passed upon for Spinnaker by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

   The audited consolidated financial statements included in Spinnaker Exploration Company's Form 10-K for the year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

   The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., independent petroleum engineering consultants, included or incorporated by reference in this registration statement have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement we file with the Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Spinnaker Exploration Company, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any document we file at the following Securities and Exchange Commission public reference rooms:

  450 Fifth Street, N.W.    Seven World Trade Center    Citicorp Center
      Judiciary Plaza              Suite 1300       500 West Madison Street
         Room 1024             New York, NY 10048         Suite 1400
  Washington, D.C. 20549                               Chicago, IL 60661

   You may also inspect and copy our Securities and Exchange Commission filings, the complete registration statement and other information at the offices of the New York Stock Exchange located at 20 Broad Street, 16th Floor, New York, New York 10005.

   You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

   We file information electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings also are available from the Securities and Exchange Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

   The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the

Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus are sold:

  . The description of our common stock contained in our Registration
    Statement on Form 8-A, as filed with the Securities and Exchange Commission on July 24, 2000;

  . Our Annual Report on Form 10-K for the year ended December 31, 1999; and

  . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000,
    June 30, 2000 and September 30, 2000.

   You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address:

                         Spinnaker Exploration Company
                          1200 Smith Street, Suite 800
                              Houston, Texas 77002
                              Attention: Secretary
                                 (713) 759-1770

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